Exhibit 99.7

OLYMPUS PACIFIC MINERALS INC.

TECHNICAL REPORT

PRELIMINARY ASSESSMENT OF THE
DAK SA PROJECT, PHUOC SON GOLD PROPERTY,
VIETNAM

Kirk Rodgers, P.Eng.
Senior Mining Consultant, Golder Associates Limited

William Lewis, P.Geo. Micon International Limited
Senior Geologist

Richard M. Gowans , P.Eng.
Senior Metallurgist, Micon International Limited

June 17, 2005
(Revised July 18, 2007)

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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13.4	SECURITY	23

14.0	DATA VERIFICATION	23

15.0	ADJACENT PROPERTIES	23

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	24
16.1	METALLURGICAL TESTWORK	24
16.1.1	Ore Characteristics	24
16.1.2	Gravity Separation Testwork	26
16.1.3	Flotation Testwork	27
16.1.4	Cyanidation Testwork	28
16.2	PROCESS SELECTION	29

17.0	MINERAL RESOURCE AND MINEABLE PORTION OF THE RESOURCES ESTIMATE	30
17.1	ESTIMATE OF THE MINERAL RESOURCES	30
17.2	ESTIMATE OF THE MINEABLE PORTION OF THE RESOURCES	31

18.0	OTHER RELEVENT DATA AND INFORMATION	33
18.1	MINING	33
18.1.1	Mining Method	34
18.1.2	Rock Mechanics and Geotechnical Considerations	34
18.1.3	Mine Access	36
18.1.4	Mining Methods	38
18.1.5	Mining Services	40
18.1.6	Mining Schedule	43
18.2	PROCESSING PLANT	46
18.3	PROJECT INFRASTRUCTURE	48
18.3.1	Power Supply and Distribution	48
18.3.2	Water Supply, Storage and Distribution	48
18.3.3	Site Facilities and Other Services	48
18.4	TAILINGS DISPOSAL	49
18.5	ENVIRONMENTAL MANAGEMENT	52
18.5.1	Potential Environmental Impacts	53
18.5.2	Unexpected Risks / Events	54
18.5.3	Environmental Consequences of Not Developing the Project	54
18.5.4	Prevention or Mitigation of Potential Negative Impacts on the Environment	54
18.5.5	Environmental Management, Monitoring and Supervisio n Program	55
18.6	PROJECT IMPLEMENTATION	55
18.6.1	Project Milestones	56
18.6.2	Basis of Project Schedule	56
18.7	CAPITAL COST ESTIMATE	57
18.7.1	Pre-Production Capital	57
18.7.2	Sustaining Capital	57
18.7.3	Mine Costs	58

18.7.4	Plant Tailings and Infrastructure Costs	58
18.7.5	EPCM and Owners Costs	59
18.7.6	Working Capital	59
18.8	OPERATING COST ESTIMATE	60
18.8.1	Mining Costs	60
18.8.2	Processing Costs	61
18.8.3	General & Administration Costs	62
18.8.4	Offsite Costs	62
18.9	ECONOMIC EVALUATION	62
18.9.1	Basis of the economic Evaluation	63
18.9.2	Royalties and Taxation	64
18.9.3	Discounted Cash Flow Analyses	64

19.0	CONCLUSIONS	66

20.0	RECOMMENDATIONS	67

21.0	REFERENCES	68

22.0	SIGNATURES	68

23.0	CERTIFICATES	69

List of Tables
		Page No.

Table	1.1	Dak Sa - Measured, Indicated & Inferred Resources (Using a 4.5 g/t Au cut-off)	1
Table	1.2	Potentially Mineable Portion of the Mineral Resources	2
Table	1.3	Summary of the Pre-Production Capital Cost Estimate	3
Table	1.4	Summary of Life-of-Mine Unit Operating Costs	4
Table	1.5	Economic Evaluation Summary	4
Table	16.1	BCL/WMT Composite Sample Head Ana lysis	25
Table	16.2	BCL Gravity Separation Test Results	26
Table	16.3	WMT Gravity Separation Test Results	26
Table	16.4	Gekko Gravity Separation Results	27
Table	16.5	Gekko Gravity plus Flotation Test Results	28
Table	16.6	Gekko Intensive 24 Hour Cyanide Leach Test Results	29
Table	16.7	Estimate of Process Performance of Bai Dat	30
Table	17.1	Dak Sa - Measured, Indicated & Inferred Resources (Using a 4.5 g/t Au cut-off)	31
Table	17.2	Cut-off Grade Calculation Parameters (Hellman and Schofield)	32
Table	17.3	Potentially Mineable Portion of the Mineral Resources	33
Table	18.1	Mining Productivity and Key Statistics	44
Table	18.2	Summary of Annual Stope Production	45
Table	18.3	Summary of the Pre-Production Capital Cost Estimate	57
Table	18.4	Summary of the Sustaining Capital Cost Estimate	58
Table	18.5	Infrastructure Capital Cost Estimate	59
Table	18.6	Summary of Life-of-Mine Unit Operating Costs	60
Table	18.7	Summary of Estimated Unit Processing Operating Costs	61
Table	18.8	Economic Evaluation Summary	63

Cash Flow Table using US$400 per ounce			65

List of Figures
			Page No.

Figure	4.1	Phuoc Son Property Location Map, Vietnam	8
Figure	4.2	Locations of Deposits on the Property	9
Figure	18.1	Ground Control Standards	34
Figure	18.2	Bai Dat Overall Mine Plan	37
Figure	18.3	Room and Pillar Mining with Handheld Equipment	39
Figure	18.4	Ventilation Circuit for Currently Planned Mine and Future Expansion	42
Figure	18.5	Proposed Gekko Process Flowsheet	47
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1.0 SUMMARY

The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam, some 8km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) northwest of the costal city of Danang. Phuoc Son Gold Company Limited (PSGC) owns 100% of the Phuoc Son property.  The PSGC is owned 85% by New Vietnam Mining Corporation (NVMC), which is a wholly owned subsidiary of Olympus Pacific Minerals Inc. (Olympus).

Watts, Griffis and McOuat audited the original mineral resource estimate produced by Hellman & Schofield (H&S) of Australia. WGM reclassified these resources using Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards as required by Canadian National Instrument 43-101 (NI 43-101).  The resources were reported, together with a description of the geology, in a NI 43-101 Technical Report relating to the Phuoc Son property entitled “A Technical Review Of The Phuoc Son Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc.” dated 30 January, 2004. This report was filed with Sedar in February, 2004.

Micon has reviewed WGM’s NI 43-101 technical report related to the resource estimates for the Dak Sa project. Micon did not review the original resource database audited by WGM. However, Micon is satisfied that the general resource calculation parameters, methodology and the conclusions, are reasonable and conform to standard industry practices based on WGM’s statement of the aud iting procedures undertaken.

Olympus has retained Micon International Limited (Micon), to compile a preliminary assessment study of the of the Dak Sa project, which presently includes the Bai Dat and Bai Go gold deposits located on the southern portion of the Phuoc Son property. The objective of the study was to conduct a preliminary assessment of the technical feasibility and economic viability of producing gold from the Phuoc Son property. This report was issued to Olympus on May 9, 2005 and was the subject of the May 18, 2005 press release by Olympus.

Olympus has retained Micon International Limited (Micon), to compile this Technical Report of the Dak Sa project, to the standards of NI-43-101, in order to fulfill disclosure requirements

The Phuoc Son property, Dak Sa Mineral Resource estimates reported by WGM using a cutoff grade of 4.5 g/t Au are shown in Table 1.1

Table 1.1
Dak Sa - Measured, Indicated & Inferred Resources (Using a 4.5 g/t Au cut-off)
H&S - Reclassified By WGM (January 2004)

Deposit	Measured		Indicated		Measured plus		Inferred
					Indicated
	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Bai Dat	31,000	23.20	134,000	18.50	165,000	19.38	115,000	15.30
Bai Go	53,000	10.90	100,000	7.80	153,000	8.87	73,000	7.10
Total	84,000	15.4	234,000	13.9	318,000	14.3	188,000	12.1

As published by Watts Griffis and McOuat, January 30, 2004
For the purpose of estimating the potential of the project, Micon has used the mineable portion of the resources calculated by Hellman & Schofield.  This conceptual life-of- mine feed includes inferred resources.

Table 1.2
Potentially Mineable Portion of the Mineral Resources

Deposit / Category	Tonnes	Au (g/t)	Ag (g/t)	Zn %	Pb%
Bai Dat	198,336	16.84	22.40	1.49	1.16
(Measured & Indicated)
Bai Go	199,574	7.16	19.48	1.95	0.10
(Measured & Indicated)
Total (Measured & Indicated)	397,910	11.98	20.94	1.72	0.63
Bai Dat (Inferred)	128,384	12.64	17.13	1.11	0.68
Bai Go (Inferred)	96,807	5.72	11.89	1.12	0.07
Total (Inferred)	225,191	9.67	14.88	1.11	0.42

The diluted mineable portion of the measured and indicated resources is estimated to be 397,910 tonnes of ore with an average grade of 11.98 g/t Au.  The total diluted mineable portion of the inferred resources is estimated to be 225,191 tonnes of ore with an average grade of 9.67 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 36% and 31%, based on tonnes and contained gold respectively.

Waste rock mining dilution was estimated by applying a 0.2 -meter over-break of the hanging wall and 0.2 - meter gouging of the footwall. A minimum mining true width of 1.5m was applied and stopes with true width less than 1.5m were excluded as mining loss. The estimated dilution was 12.5% and 23.75% at Bai Dat and Bai Go respectively, both at zero gold grade.

Micon has reviewed a preliminary schedule of the mining operation that shows the expected tonnes and grade of ore produced over the mine life. A preliminary waste rock production schedule has also been prepared.  This schedule has been prepared on the premise that ore production will be in the order of 300 t/d.

The process design was developed by Gekko after testing of several ore samples, using gravity and flotation methods, and reviewed by Micon and Mr. Klaus Konigsmann, an independent metallurgical consultant. The process selected for the Dak Sa project includes crushing, grinding, gravity concentration, flotation of gravity tailings and intensive cyanide leaching of the combined gravity and flotation concentrates.

The projected life-of-mine average gold recovery into dorè is 91% for Bai Dat and 87% for Bai Go feed.

Micon has reviewed the requirements that Olympus and its consultants have identified for the project infrastructure and combined administration suitable for the project. Items such as power supply, water supply, tailings disposal, access roads, site buildings, and security are included.

Coffey Geosciences Pty Limited conducted a design of the tailings dam for the Dak Sa project. The design report, which was issued in September 2004, covers staged construction of the main embankment, the leach dam and associated infrastructure such as spillway, underdrainage and return water sump.

The Environmental Impact Assessment (EIA) report entitled “Phuoc Son Project -Environmental Impact Assessment” was issued by Kingett Mitchell Limited (KML) in December 2003.  The Phuoc Son EIA covering the Dak Sa project was approved by the Vietnam Ministry of Resources and Environment on 29 November 2004.

The implementation of the Dak Sa project is estimated to be only 12 months from the completion of the feasibility study to the commissioning of the facilities.  The project completion date is contingent on receipt of the permits and having project financing in place. The projected production mine- life is 6.5 years following implementation.

A summary of the estimated pre-production capital cost is presented in Table 1.3 This estimate includes a 15% contingency and the estimating precision is considered to be +/-25%.

Table 1.3
Summary of the Pre-Production Capital Cost Estimate

US$
Area	(Thousands)
Mining equipment	0.0
Mine service equipment	704.9
Mine auxiliary equipment	478.3
Capitalized pre -production	664.4
Back-fill plant	90.5
Crushing plant	177.0
Process plant	2,576.0
Tailings dam	217.5
Infrastructure	562.3
EPCM	313
Owners cost – admin and vehicles	255
Owners cost – in-fill drilling	220
First-fill consumables	20
Working capital	249.2
Contingency	979.3
Total	7,507.6

The total life-of- mine sustaining capital cost is estimated at $ 2.8 million. This cost includes on-going mine development, tailings dam expansions and project closure.

A summary of the estimated average life-of- mine unit operating costs, per tonne of ore treated, is presented in Table 1.4.

Table 1.4
Summary of Life -of-Mine Unit Operating Costs

Unit Cost
Area	$/t Milled
Mining	24.92
Processing	9.97
General and Administration	6.11
Gold refining, insurance etc	1.31
Cash operating cost	42.31

The estimates of gold production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100% equity financing, and uses a base case gold price of US$400 per ounce. The results of the cash flow evaluation using a variety of gold prices are summarized in Table 1.5, showing life-of- mine totals.

Table 1.5
Economic Evaluation Summary
Item	Unit	Gold Price (US$/oz)
		350	375	400	425
Pre-production capital cost	$000	7,508	7,508	7,508	7,508
Sustaining capital	$000	2,830	2,830	2,830	2,830
Operating cost, excl. royalties	$000	26,334	26,334	26,334	26,334
Cash operating cost	$/oz	133	133	133	133
Total royalties	$000	2,096	2,245	2,394	2,542
Total reclamation costs	$000	566	566	566	566
Total project unit cost	$/oz	143	144	145	146
Gold production	oz	198,000	198,000	198,000	198,000
Gold and silver sales	$000	69,864	74,825	79,786	84,747
Net revenue	$000	41,434	46,247	51,059	55,871
Project cash flow before tax	$000	31,097	35,909	40,721	45,533
Project payback	Months	6	5	5	4
Pre-tax NPV@ 10 % discount rate	$000	21,337	24,704	28,071	31,438
Pre-tax NPV@ 5 % discount rate	$000	25,630	29,626	33,622	37,618
Pre-tax IRR	%	146	163	180	197

The preliminary assessment study indicates that the Dak Sa project will be viable and Micon recommends that ongoing engineering and development continue, together with the necessary drilling, which is expected to upgrade the inferred areas of the resource.

Cautionary Statement:  Micon notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Olympus Pacific Minerals Inc. (Olympus) has retained Micon International Limited (Micon), to compile a preliminary economic assessment of the Dak Sa project.  The Phuoc Son property, which presently includes the Bai Dat and Bai Go gold deposits which comprise the Dak Sa project, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the costal city of Da Nang.

Phuoc Son Gold Company Limited (PSGC) owns 100% of the Phuoc Son property. PSGC is a joint venture company, 85% of which is owned by New Vietnam Mining Corporation (NVMC) and 15% by MINCO, a company owned by the provincial Government. NVMC is a wholly owned subsidiary of Olympus.

3.0 DISCLAIMER

The preliminary assessment study report for the Dak Sa project was prepared principally by Micon. Mr. Kirk Rodgers P.Eng., a Senior Mining Engineer with Micon, visited the project site between 16 July and 20 July 2004. During the visit, Mr. Rodgers inspected the site and surroundings and reviewed the local cost study in terms of productivities and rates.

The mineral resource estimates were developed by Hellman & Schofield (H&S) of Australia and audited by Watts, Griffis and McOuat Limited (WGM), a geological and mining consulting company based in Toronto, Canada.  WGM was responsible for a Canadian National Instrument 43-101 (NI 43-101) Technical Report relating to the Phuoc Son property entitled “A Technical Review Of The Phuoc Son Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc.” dated 30 January, 2004. This report was filed with Sedar in February, 2004.

Micon has reviewed WGM’s NI 43-101 technical report related to the resource estimates for the Dak Sa project. Micon did not review the original resource database audited by WGM. However, Micon is satisfied that the general resource calculation parameters, methodology and the conclusions, are reasonable and conform to standard industry practices based on WGM’s statement of the auditing procedures undertaken. After reviewing WGM’s report, Micon would add a number of additions to WGM’s general recommendations, to assist in the development of future resource estimations. These recommendations are included in Section 20.0 of this report. Micon is not aware of any significant additional work completed since the issuance of WGM’s Technical Report and in light of our review considers the Mineral Resources outlined in the document to be valid and current.

Coffey Geosciences Pty Limited (Coffey), a geotechnical consulting company based in Australia, is responsible fo r the investigations and engineering design for the “Dak Sa Tailings, Dam.

Geotechnical investigations, for plant foundation design were conducted by Olympus.

Gekko Systems (Gekko), a process design and equipment supplier based in Australia, is respons ible for the process flowsheet design, process engineering and process operating and capital cost estimates. Micon and also Mr. Klaus Konigsmann, an independent metallurgical consultant, reviewed the process design on behalf of Olympus.

Micon has accepted, and incorporated in the study, the Environmental Impact Assessment (EIA) study provided by Kingett Mitchell Limited of Auckland, New Zealand, to Olympus Pacific Minerals Inc in December 2003, entitled “Phuoc Son Project - Environmental Impact Assessment” was issued by KML. The Phuoc Son EIA, which covers the Dak Sa project, was approved by the Vietnam Ministry of Resources and Environment on 29 November 2004.

Micon has not conducted due diligence on the ownership of the property as described by Olympus.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Phuoc Son property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km southwest of the costal city of Da Nang, the fourth largest city in Vietnam (see Figure 4.1) .

The Bai Dat and Bai Go gold deposits, which comprise the Dak Sa project, lie about 1 km apart, Figure 4.2 shows the location of these deposits and the principal facilities on the property.

The property is covered by a 30-year Investment Licence covering 7,000 ha granted in October 2003. A five year Mining Licence application has been lodged over the Bai Dat and Bai Go deposits. It is expected that this licence will be granted by the middle of 2005. The five year Mining License is renewable and amendable to cover additional resource areas on which exploration remains in progress at time of writing.

The elevation of the project area ranges between 400 and 800 metres above sea level.

Figure 4.1
Phuoc Son Property Location Map, Vietnam

Zone 48
Zone 49
775
800
700
725
1775
1750
1725
1700
1675
HAI VAN PASS
SON TRA
THUA THIEN - HUE
HOA VANG
DA NANG
EASTERN SEA
LAOS
DIEN BAN
HOI AN
DAI LOC
HIEN
DUY XUYEN
HA LAM
THANG BINH
QUE SON
NAM GIANG
TAN AN
HIEP DUC
TIEN KY
TIEN PHUOC
TAM KY
(IV)
(V)
PHUOC SON
TRA MY
BONG MIEU
QUANG NGAI
KON TUM
CHINA
HANOI
Hai Phong
VIENTIANE
THAILAND
Hue
Da Nang
CAMBODIA
Nha Trang
PHNOMPENH
Ho Chi Minh City
EASTERN SEA
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
N
0
5
25
Kilometres

Figure 4.2
Locations of Deposits on the Property

 5.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
 INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Dak Sa Project area within the Phuoc Son property is by 140 km of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 km on a fairly poor dirt road. This access road will be upgraded during construction. The Bai Dat and Bai Go gold deposits, which are the focus of this report, lie about 1 km apart and are liked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season.  Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 18 m/s and a maximum of approximately 40m/s.

Historical hydro-meteorological data were obtained from a nearby monitoring station at Tra My Meteorological – Hydrographical Monitoring Station.  Tra My is 50 km southeast of Kham Duc and has similar physiography. It is expected that weather conditions at Tra My are similar to the Dak Sa project area.

The Dak Sa Project is located in the central highlands, this area is one of the poorest regions of Vietnam. The local economy is prima rily subsistence agriculture although local ongoing highway construction has provided a source of employment. Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy.  Olympus is doing its best to keep this activity in check and has good relations with the miners. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560 people), where Olympus has its local headquarters. Kham Duc has a District hospital with out-patient facilities and limited trauma casualty facilities, but health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per km2. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavourable for farming activities.

“The Property lies within rugged terrain, between roughly 400 m to 800 m above sea level and is thickly covered with secondary growth vegetation and occasional large trees. The highest mountain in the general area is Ngoc Go Le Lang (1,886 m). The project area comprises hilly to moderately steep terrain, on both sides of the large Dak Sa range. Generally north-northwest trending hills are flanked by small, narrow, steep-sided valleys. These contain streams that discharge into the Dac Sa, Dac Se, Dac My and Giang Rivers, which flow towards the sea in a general NNE direction.” - From the WGM January 2004 Technical Report.

6.0 HISTORY

Gold was reportedly first mined in the area during French colonial times, but no written record exists to confirm this. Illegal mining in the area has been prevalent since the 1990s, peaking in 1996-1997, when thousands of artisan miners were mining alluvial and hard rock gold-bearing mineralization at Dak Sa, K7, Hoa Son, Vang Nhe and Khe Rin.

Systematic geological surveys conducted by the Department of Geology and Minerals of Vietnam (DGMV) during the period between 1976 and 1985, led to the compilation of geological and pan concentrate stream sediment survey maps.  In 1996 a joint Bulk Leach Extractable Gold (BLEG) survey program was conducted by the Geological Survey of Vietnam (GSV) and the Institute of Geophysics (IGF) covering 2,590 km2 of the Phuoc Son area. Exploration licences covering some of the gold anomalies outlined by this survey were applied for by NVMC and in 1998.  Two licenses, totalling 100 km2, were granted by the Ministry of Industry (MOI) for an initial 2-year term.  Between 1999 and 2001, NVMC conducted its initial delineation drilling program of the Bai Dat and Bai Go deposits.

In September 2002, NVMC commissioned a scoping study to assess the project potential in the Phuoc Son area. The results indicated the potential for an economic project. In January 2003, a feasibility study was commissioned together with a more detailed work program required to define the project parameters.  This study was complied and coordinated by NVMC, with the assistance of external consultants, and was completed in April 2003.

Olympus became involved in the property in September 1997 by becoming a major shareholder in NVMC (77.5%); the other shareholders were Ivanhoe Mines Limited and Zedex Ltd. Olympus took over management of the exploration programs on the property in 1998. An agreement has been signed by NVMC with MINCO, a company owned by the provincial government and a new company was formed to hold and operate the property. This new company was named the Phuoc Son Gold Company Limited (PSGC). Pursuant to a vend- in Agreement dated 1/3/04, the Zedex and Ivanhoe interests in NVMC were transferred to Olympus, which consequently now owns 100% of NVMC and 85% of PSGC.

In September 2002, NVMC commissioned a scoping study to assess the project potential in the Phuoc Son area. The results indicated the potential for an economic project. In January 2003, a feasibility study was commissioned, together with a more detailed work program required to define the project parameters.  This study was compiled and coordinated by NVMC, with the assistance of external consultants, and was completed in April 2003.

7.0  GEOLOGICAL SETTING

7.1	GEOLOGICAL SETTING

7.1.1	Regional Geology And Structure

The following extract is taken from the WGM January 2004 Technical Report, a more detailed description of the geology, including drawings, can be found in this report. Extracts from this report are also included in a number of the following sections of this Technical Report, the specific paragraphs are indicated by italic prose inserted within quotation marks.

“The Phuoc Son property is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ"). The PSZ separates crystalline basement rocks of the Kontum Massif to the south, from predominantly Palaeozoic volcano-sedimentary rocks of the Truong Son Geosyncline to the North. The Kontum Massif is a large block forming part of the Indosinian median Massif. It is comprised of Archean granulites (Kannack Complex) and Lower Proterozoic metamorphics (Ngoc Linh Complex) and migmatitic plutons (Kham Duc Formation). The Kontum Massif is structurally complex and has been intruded by Paleozoic, Mesozoic and Cenozoic intrusives of diverse composition. The Truong Son Geosyncline comprises two marginal eugeosynclines (Song Ma to the NE and Tam Ky-Phuoc Son to the SW), which contain Mid Cambrian-Early Ordovician metavolcanics and metasediments, and a central miogeosyncline containing an Ordovician to Devonian volcanosedimentary sequence. Orogeny of the Truong Son Geosyncline was accompanied by intrusion of Devonian gneissoid granites, followed by deposition of Devonian terrigenous and calcareous sediments. The PSZ is thought to represent a collisional suture between the South China plate and the Indosinian plate, produced by southward subduction of the South China Plate during Late Proterozoic-Late Permian times. Along the PSZ, ophiolites and volcano-sedimentary rocks of the Avuong metamorphics appear to have been thrust southwards above crystalline basement rocks (Kham Duc Formation) along the northern margin of the Kontum Massif. In the Phuoc Son area, the whole thrust zone may have been backfolded to form an overturned nappe. The PSZ may therefore reflect the presence of a major Paleozoic subduction zone, which extended hundreds of kilometres from Laos, through Central Vietnam and into the South China Sea. Since its formation, the PSZ appears to have been a locus of faulting and intensive volcanism and intrusive activit y. In the Phuoc Son project area, the PSZ swings from a westerly to a northwesterly trend at the point where it is intersected by a regional N-S fault set (Eastern Fault Zone).

The regional metamorphic foliation strikes N-S to NW, generally with a flat to moderate W to SW dip. Fold hinges tend to dip moderately to steeply towards the W and SE. Joints and fractures tend to belong to two groups, ESE and NE dipping. Fault/shear planes tend to dip moderately to steeply WSW. Quartz veins tend to dip at shallow to moderate angles to the W, WNW and WSW. Boudinaged reef-style veins mainly plunge towards the W and S.”

7.2	PROPERTY GEOLOGY

“Two major stratigraphic units are present on the Property as follows:

Kham Duc Formation (Proterozoic): This formation lies along the northern margin of the Kontum Massif and is comprised of: quartz-sericite-chlorite, garnet-quartz-sericite, sericitechlorite-quartz, albite-quartz-chlorite and chlorite schists, largely of sedimentary origin. The units generally exhibit sub-vertical foliation striking NNE-SSW, E-W, and dipping to the W, WSW and S especially along the Eastern Fault Zone.

Avuong Formation (Paleozoic): This formation is comprised of actinolite-albite, albite-chlorite and albite-actinolite schists with subordinate mica schist and garnet-bearing quartzite. The more mafic (greenschist) varieties are believed to be derived from basaltic, andesitic and dacitic volcanism. An ophiolite subgroup may be present within the Avuong sequence.

In the project area, the Avuong metamorphics conjecturally lie in a graben or shallow overthrust along the PSZ above Kham Duc basement rocks, however, contacts between the Avuong and Kham Duc formations are invariably faulted and no stratigraphic contact has yet been observed.

Several intrusives have been mapped as follows:

Dak Sa (Hiep Duc) Ultramafic Complex: Within the project area, a 4 km x 1 km ultramafic body and numerous smaller altered elongate ultramafic bodies have been mapped. Most of the smaller bodies form sheared and altered lenses, more or less conformable with the foliation of the Avuong schists. This ultramafic complex has previously been considered to be a dunite-harzburgite intrusive of Early Paleozoic age. Current mapping results, however, suggest that thrust fault emplacement may be more probable.

Granite-Diorite: Several varieties have been identified in the southern part of the Property. These are altered, fine-to-medium grained, hornblende-biotite diorite; sheared fine-to-medium grained granodiorite and medium-to-coarse grained granite. Small diorite sills/dikes (up to 4 m wide) also intrude the Avuong country rocks within the central area. Petrographic examination indicates that these varieties are metamorphosed to greenschist facies. They may belong to the Que Son Complex (Late Permian-Early Triassic).

Granite-Granodioritic Pluton: An ovoid stock, approximately 1 km in diameter, of medium-coarse grained biotite-hornblende granodiorite and granite has been mapped in the southernmost corner of the Property. This appears to be a young stock, which intrudes Lower Paleozoic Avuong metamorphics and also one of the Permian-Triassic dioritic intrusives.

Regional metamorphism of the Avuong formation is thought to have been progressive during Silurian-Late Paleozoic evolution of the Truong Son Geosyncline. It has been noted, however, that Late Permian-Early Triassic diorite intrusives are also locally metamorphosed. This suggests that there may have been several metamorphic phases. Antigorite, talc-antigorite, talc-calcite-antigorite and tremolite-antigorite schists are probably derived from metamorphosed ultramafic parent rocks.

Principal faults within or near the Property are as follows:

Eastern Fault Zone ("EFZ"): This NNE-SSW trending fault extends for over 100 km south of the Property and is reflected by narrow, straight river valleys. The fault juxtaposes Late Proterozoic and Early Paleozoic metamorphics and is inferred to represent rifting along the western side of the Kontum block. Rocks adjacent to the fault are strongly deformed, sheared and dynamically metamorphosed. Predominantly dextral movement is inferred.

NE Fault Zone ("NEFZ"): This 2 km wide feature is prominent in the SPOT satellite image, trending NW along the NE boundary of the Property. Metamorphic rocks within this zone are strongly sheared. Predominantly dextral strike slip fault movement is inferred.

Dak Sa Fault Zone ("DSFZ"): The Dak Sa fault zone trends N-S for over 4 km through the centre of the Dak Sa Prospect (host to the Bai Dat and Bai Go deposits). The fault appears to be developed principally along sheared, N-S striking, westerly dipping contacts between altered ultramafic rocks (dunite, serpentinite, talc-carbonate schists) and quartz-mica schist country rocks. Geological mapping at Bai Go, Bai Dat and Bai Chuoi (WNW of the large ultramafic complex) suggests that to the south, the fault plane dips quite steeply (45°) to the west, but flattens to the north (30° at Bai Cu, 20° at Bai Dat). Wallrock ultramafics are strongly fractured, foliated, and talc-carbonate altered. The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.”

8.0  DEPOSIT TYPES

Olympus is exploring the Phuoc Son property for primary gold deposits. Extensive artisanal gold mining within the Phuoc Son district has cumulative production estimated to be in the order of 100,000 ounces from numerous small-scale operations. The current exploration programme has the objective of characterising these numerous gold occurrences within the prospect-scale geological framework to confirm large-scale mining potential.

9.0  MINERALISATION

9.1	GENERAL

Exploration of the Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high- level acid- intermediate intrusives.

Potentially economic gold grades over potentially mineable widths have been returned from both surface sampling and diamond drilling intersections at numerous showings, most notably at Bai Dat and Bai Go which are the focus of this report.

Two distinctly different styles of mineralization have been recognized to date. The southern or Dak Sa region, including the Bai Dat and Bai Go deposits, predominantly exhibits low-temperature, structurally controlled Au-Ag-Pb-Zn mineralization within dilational zones associated with fold, shear and fault structures in sedimentary schists. Within the northern part of the Phuoc Son project area at Khe Rin, Au-Ag-Cu-Mo skarn mineralization occurs adjacent to intrusive plutons in a high-temperature, possibly porphyry- like environment.

9.2	LOW TEMPERATURE MINERALIZATION

“The Bai Dat and Bai Go deposits lie about one km apart within the Dak Sa shear zone. At both sites, the mineralization is mineralogically similar and comprised of gold and silver associated with galena-sphalerite-pyrite-pyrrhotite±chalcopyrite. It is structurally controlled and occurs mainly within quartz veins and hydraulic breccias. The sulphides are locally massive (e.g. holes DSDH051 at Bai Dat and DSDH062 at Bai Go), but are more commonly confined to irregular brittle fractures in quartz and as disseminations and in schist foliae within vein wall and country rocks.”

9.3	HIGH TEMPERATURE MINERALIZATION

“At the Khe Rin showing (the site of considerable artisanal mining) and surrounding areas, strongly altered skarn rocks locally feature abundant disseminated high-fineness gold, associated primarily with pyrite-pyrrhotite-chalcopyrite-molybdenite. These rocks have been interpreted as a gold-rich skarn, formed under near-porphyry conditions. This calc-silicate skarn mineralization may occur within a hornfelsed zone, formed where calcareous country rocks have been intruded by an igneous phase. A small outcrop of monzogranite has been mapped 300 m south of Khe Rin and this intrusive is a possible source for this skarn style alteration.”

10.0 EXPLORATION

10.1	GENERAL

“Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NMVC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying and diamond drilling.

The exploration work pertaining to the Dak Sa project (Bai Dat and Bai Go deposits) are described as follows:

•
October 1998 – March 1999: reconnaissance surveying of the then 100 km2 license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•
April 1999 – December 1999: continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes (DSDH 1-6) at Bai Dat). and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•
January 2000 to June 2000: grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone (DSDH 7 – 35);

•
July 2000 to December 2000: detailed geological mapping, 9 km2 soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go (DSDH 36 – 51 and 61);

•	January 2001–December, 2001: continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects;

•	January 2002 to December, 2002: commencement of mine scoping studies at Dak Sa; and

•
January 2003 to December 31, 2003: in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies.

10.2	EXPLORATION RESULTS

10.2.1	General

Since 1998 Olympus has discovered and/or explored 23 important showings on the Phuoc Son Property. The most significant of these are the Bai Dat and Bai Go, which comprise the Dak Sa project.

10.2.2	Bai Dat

“Bai Dat is located at the south end of the Dak Sa zone just north of the Bai Cu showing (see Figure 5 of WGM Technical Report). The quartz veins are obscured by colluvium and artisanal debris and do not outcrop. Olympus sampling of vein material present in rock stockpiles derived from artisanal shafts, however, confirmed gold grades similar to those intersected in drillholes. Structural mapping of the Bai Dat area has revealed that the Bai Dat main vein is located just west of a NW-plunging D2 antiformal hinge.

Exploration to date has delineated one main mineralized quartz vein, with subsidiary veining within the hanging wall rocks and minor veining in the footwall. The NNE striking, NNW plunging vein forms a tabular body of quartz and vein breccia, emplaced at or close to and beneath a contact between a thick marble unit and an underlying phyllite/schist sequence. The vein is thought to be a thrust fault plane near the axis of the NW trending Bai Dat Anticline. The vein dips at an average 21°WNW and varies in thickness from 1 m to>10 m, and lies about 120 m above the upper contact of a large ultramafic body. The mineralization varies from fractured and hydraulically brecciated quartz containing fracture-controlled/matrix sulphides, to massive sulphides containing milled quartz fragments. It is comprised of pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulphides vary from <1% to more than 60%. Evidence of significant post-mineralization faulting has been recorded from drill core, underground workings and air photo and satellite imagery.

Diamond drilling to December 31, 2003 totals 6,637.29 m of predominantly HQ diamond drilling, in 52 drillholes (including 10 in-fill holes as recommended by H&S and drilled in early 2003, 2 sterilization and 4 geotechnical holes). Nineteen initial drillholes intersected high-grade quartz/breccia mineralization, which averages 23.09 g Au/t, 25.23 g Ag/t, 1.75% Pb, 1.25% Zn over an average intercept width of 3.37 m (approximately 2.90 m true width).

Bai Dat mineralization remains open down-dip to the NW (although rising terrain indicates increased depth to target in this direction) and in fault-offset blocks to the north and south. Figures 6 and 7 (See WGM Technical Report) are respectively a drilling plan and representative cross section of Bai Dat.”

10.2.3	Bai Go

“Bai Go is some 1,000 m north of Bai Dat on the Dak Sa Shear Zone. Although the best grades returned from outcrop channel sampling were only 1.96 g Au/t, 2.88% Pb, 1.84% Zn over 1.2 m, high-grade mineralization has been drill-intersected within the Bai Go vein system immediately down-dip from outcrop.

Structural mapping of the Bai Go area was conducted in July 2001. Results revealed the presence of a slight fold flexure trending NW-SE through Bai Go across an inferred WSWENE trending fault (Bai Go Fault). A number of tight folds are present within the schist and ultramafic sequence above the Bai Go quartz vein, while below the vein a metabasic unit appears to be gently wrapped into a small synform. This, coupled with the quartz vein geometry suggests that considerable movement has occurred along the upper section of the Bai Go quartz vein.

The vein strikes NNE and dips 40°-50° WNW, is locally strongly sheeted and locally contains multiple enclaves of sheared and silicified schist wallrocks. Isopachs of total vein thickness indicate greatest vein thickness in an ENE direction, immediately north of the Bai Go Fault. NNW of the fault, the vein thickness decreases gradually, while to the SSE there is an abrupt decrease in vein thickness. On both sides of the central axis, the vein splays into upper and lower veins (BGUQ and BGLQ respectively). The BGUQ vein extends from outcrop in the Bai Go artisanal mining area on an easterly facing scarp, through the central axis and continues down-dip beyond the current drilling limits to the west. To the north, the BGUQ vein appears to become thinner, but extends beyond the northernmost intersection in hole DSDH-43. To the SW, the BGUQ appears to extend beyond the limit of drilling. Throughout much of its outcrop length, the BGUQ vein is a single vein of massive, light grey quartz. In unweathered drill core, it is comprised predominantly of black to dark grey quartz, which is locally cut by younger smoky grey and milky quartz varieties. Where fractured, the dark grey/black quartz is locally bleached along fracture planes.

The BGLQ vein does not appear to outcrop on the eastern scarp and may terminate against the Bai Go Fault, however, a thin correlative vein may converge towards the BGUQ vein to form a narrow zone of sub-parallel veining beneath the ultramafic lens within the Bai Go artisanal mine area.

Overall, the Bai Go quartz vein system is a very significant structure, which has to date been intersected with true widths of up to 32 m (in DSDH-50).

The Bai Go Au-Ag-Pb-Zn mineralization is primarily brittle-fracture controlled in quartz, but locally extends into fractured silicified schist wallrocks. Drilling has delineated a central high-grade zone. Gold grade correlates closely with sulphide assemblages containing galena and pyrite. Pyrrhotite-rich zones may carry very low or no gold.

During the first half of 2000, scout drilling was carried out at Bai Chuoi and Bai Go, following the success at Bai Dat to the south. This drilling was initially conducted in a series of easterly inclined holes designed to intersect quartz veins beneath an ultramafic unit 30 m to 50 m down-dip from the artisanal mine workings that extend along the outcrop. Following intersection of strong sulphide mineralization in DSDH-24, three holes (DSDH-26, 28 and 40) were drilled on nominal 25 m centres in a fence trending westerly from DSDH-24. During the second half of 2000, a further nine drillholes (DSDH-41 – 43, 45, 47-50 & 61) were completed. During 2001, 3,534.22 m of HQ diamond coring were completed in 19 drillholes (DSDH-62 – 70, 74-81 and 89; DSDH-88 drilled at North Bai Go. At this point thirty-two of these thirty-five holes had intersected a complex, westerly dipping series of sheeted quartz veins within a 300 m x 250 m area. Since then and at H&S’s suggestion four in-fill holes have been drilled. The results from these holes were consistent with previous drilling. Total drilling is now 6,613.79 m in 40 drillholes.

The apparent limits of the previously reported zone of high-grade Au-Ag-Pb-Zn mineralization have now been delineated, but low-moderate grade gold mineralization within the vein system remains open down-dip to the west. Figures 8 and 9 (See WGM Technical Report) are respectively a drilling plan and representative cross section of Bai Go.”

In addition to the above showings described in some detail above, Olympus has discovered and/or explored approximately 21 others on the Phuoc Son property outside the Dak Sa project. Detailed descriptions can be found in the WGM January 2004 Technical Report.

11.0  DRILLING

11.1	GENERAL

“Drilling from 1999 until early 2002 was predominantly HQ size, reducing to NQ only when down hole problems were encountered, or depth exceeded the HQ capacity of the rig in question.

Drilling within the Bai Dat and Bai Go sectors to December 31, 2003 totalled 13,251.08 m of diamond coring in 92 holes. The drilling was conducted in three phases: (a) Initial scout drilling during Sept 1999 to October, 2000; (b) Step-out drilling during January to October, 2001; and, (c) Confirmation in-fill drilling during January to March, 2003.

The initial scout and step-out drilling was conducted by the Intergeo Company of Hanoi, using HQ and NQ sized equipment on heavy, non-wireline rigs of Chinese and Russian origin. Since early 2002, a lightweight, high-capacity, fully hydraulic, man-portable wireline rig, equipped with thin wall NTW and BTW drill strings (operated by Kluane International Drilling Inc. of Vancouver) has been used, largely to avoid the use of a tractor and consequent road building. The trade-off is in somewhat reduced depth capacity and the lengthened supply lines. Difficulties importing replacement equipment have resulted in at least one lengthy shutdown in production during late 2003.

All drill collars have been accurately surveyed by the Centre for Land Administration and Technology ("CLAT"), of the General Department of Land Administration of Vietnam and by Intergeo. Independent checks of the collar coordinates and elevations of selected drillholes by an Australian land surveyor revealed no discrepancies.

Apart from very broken and fractured ground within fault/shear zones and karsted marble units, core recoveries of 91% to 95% have been achieved within mineralized zones and wallrock immediately adjacent to these zones. None of the holes used in the Mineral Resource estimates have an unacceptable core recovery rate.

Downhole surveying has been conducted in only 7 Bai Dat holes and 10 Bai Go holes and this surveying has only been done during the recent programs. The Bai Dat holes have been surveyed using either Sperry Sun single shot or Pajari instruments. The first Bai Go holes measured were surveyed using a Chinese-manufactured Pajari-type instrument provided by Intergeo. Later holes were surveyed using a Sperry Sun single shot instrument. H&S analysed the limited survey data and identified excessive deviation in one Bai Dat and two

Bai Go readings and after consultation with Olympus field geologists accepted the Bai Dat questionable reading and excluded the questionable readings from Bai Go from the data set. Despite some concern over the lack of survey data from early drillholes, H&S concluded and WGM concurs that hole deviation is not a significant factor at either deposit and that Olympus was justified in reasoning that because of the large core size, heavy equipment, long rods and core barrels and experienced drillers, hole deviation during the early/Intergeo drilling was insignificant.”

11.2	DRILLING PROGRAMS

“Several diamond drilling campaigns have been carried out since 1999. These are documented by area on the Property in Table 5”(See WGM Technical Report).

11.3	CORE HANDLING AND LOGGING PROTOCOL

“Drill core is placed in labeled, locally made metal trays. Preliminary lithological and geotechnical logging is carried out at the drill site and is followed by photography and detailed logging (using paper log sheets) at the Kham Duc core logging facility. Database entry of logging data is subsequently performed using DHLogger software.

Olympus should consider carrying out the full geotechnical logging procedure and photography at the drill site in order to avoid potential confusion caused should core be mechanically fractured during transport.

Several samples of mineralization, hanging wall and footwall are chosen from each hole and sent to a laboratory in Danang where specific gravity ("SG") measurements are done under Olympus supervision. As part of its Mineral Resource estimate procedure Hellman & Schofield audited the practice employed in gathering these data. This practice was introduced some time after Olympus began drilling on the Property and as such there is not a large volume of data available. (For the Bai Dat resource estimate 153 SGs were tabulated by H&S and for Bai Go 211.) The procedure is as follows: Samples are dried at 105°C for at least two hours and weighed after cooling. The samples are then immersed in water for two hours to saturate them and then weighed in air and weighed in water. Dry bulk density is calculated from the three weights. The H&S audit disclosed some errors in individual calculations, however, H&S was satisfied that the methodology was appropriate and used the resulting data in the resource estimates. WGM is satisfied that the methodology is appropriate and meets industry standards.”

12.0  SAMPLING METHOD

“Throughout the exploration program, industry standard sampling methods have been used for the following sample types: -80 mesh BLEG stream sediment sampling, soil geochemical sampling, rock chip outcrop sampling and grab float sampling, channel sampling of outcrops and underground exposures in artisanal mine workings, profile pit sampling, auger sampling and diamond drill core sampling.

Mineralized drill core intersections as marked by a geologist are sampled from hanging wall to footwall in lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence are also split out for sampling. The maximum sample length is 2.0 m, but most splits are 1.0 m or less.

All splitting is carried out by diamond saw. One half is sent for assay, while the other is retained for subsequent metallurgical or other testing and historic reference. Core is often re-logged after sawing to check for the presence of visible native gold. Any sections containing visible gold are sent for screened fire assay.

Where additional check or special purpose samples (e.g. petrographic or metallurgical) are required, the reference half core is longitudinally diamond sawed again, so that at least one quarter core remains as a reference.

All core is separated into probable high-grade and low-grade sections on the basis of a visual assessment of sulphide content. Samples designated as likely high-grade are bagged and despatched directly (as intact half or quarter core) to the laboratory for preparation and analysis without further on-site preparation.”

13.0  SAMPLE PREPARATION, ASSAYING AND SECURITY

13.1	SAMPLE PREPARATION

“As noted above, samples considered to be high-grade (on the basis of visible gold or high sulphide content) are despatched to the laboratory without further preparation. Rock or half core samples designated as being likely low-grade are prepared at the Kham Duc sample prep facility. They are crushed in a primary jaw crusher to minus 1.5 cm and subsequently crushed using a secondary hammer crusher to reduce the total sample to minus 1 mm. The resulting sample is collected in a steel pail. Both crushers are cleaned with compressed air and a synthetic brush between samples. The sample is divided with a Jones riffle splitter to produce a 500 g split, which is placed in a sample bag numbered sequentially (by both marker pen and paper tag) and the remaining splitter reject from each sample is placed in a plastic bag bearing the same number as the assay sample for duplicate reference and storage. Each sample number and description is recorded on the drill log and in a sample ledger. Since the drill was idle during the WGM site visit it was not possible to observe the sample preparation facility in operation.

Samples are air freighted to Australia for analysis.”

13.2	ASSAYING

“Rock and drill core analysis has primarily been by fire assay for gold (50 g charge with an AA finish) plus AA for Ag, Pb and Zn, following aqua regia digestion. More recently Cu, Fe and S have been added to the assay suite. All samples containing visible gold are assayed by screened fire assay.

The bulk of the analytical work has been performed by Genalysis Laboratory Services Pty Ltd. of Perth, Australia. Umpire and check analyses have been performed by Analabs Pty Ltd. (Perth and Townsville laboratories) and by ALS Chemex of Vancouver. All of these laboratories are ISO 9002 certified.

13.3	QAQC

“Olympus has a systematic QAQC program in place. The protocol includes the use of duplicates, blanks, standards and umpire sampling to monitor on-site sample preparation effects and laboratory precision and accuracy.

Duplicate Samples: Sample preparation quality is monitored by the insertion of a duplicate sample into every batch (nominally 50 samples) of prepared samples sent for assay. The original and duplicate sample assays are statistically compared. A Student’s t test on 108 pairs of assays was t = 1.21, well below the Si = 5% t value (1.98) . The coefficient of correlation r = 0.966 (97%). The two assay populations were therefore considered virtually identical, indicating that the quality of on-site sample preparation is acceptable. Because high-grade samples are not prepped on site, duplicates were not initially incorporated into this sample line. This situation was corrected during the 2002 program.

Blank Samples: The possibility of laboratory contamination is monitored by the insertion of a blank sample into every batch. Blanks are produced from local barren marble prepared to resemble the other prepared samples and inserted at the start of every batch. Most of the blanks have returned assays below the limit of detection therefore no evidence of contamination was shown.

Standards: Each sample batch also contains two commercial standards (S5 = 4.97 g Au/t and S6 = 13.89 g Au/t, prepared by Rocklabs Ltd. of Auckland, New Zealand). These standards are inserted in every sample batch at 25-sample intervals. Frequency histogram plots of laboratory assays revealed that the mean values respectively reported within acceptable precision limits of the standard value (88.57% and 92.53%, respectively).

Umpire Sampling: Selected high-grade sample pulps have been transferred from the Genalysis Laboratory in Perth for re-assaying by Analabs. The results indicate that differences fall within acceptable limits.

Screen Fire Assays: Screen fire assays are conducted on all samples that contain VG or are considered high-grade because of elevated sulphide content. Statistical comparison of the screen fire assays with non-screened fire assays shows no significant difference.

Internal Checks: Genalysis Laboratory conducts routine internal checks, by repeat assaying some 10% of all samples. No significant discrepancies have been reported by them.”

13.4	SECURITY
“All drill core is removed from drilling sites to secure sample preparation facilities in Kham Duc as soon as practical. All samples are packaged securely and each sample batch promptly driven to Danang for air freight direct to the laboratory, accompanied by sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger.”

14.0  DATA VERIFICATION

Data verification of the mineral resource estimates were covered in the January 2004, WGM Technical Report in Section 16. Micon has reviewed WGM’s NI 43-101 technical report related to the resource estimates for the Dak Sa project. Micon did not review the original resource database audited by WGM. However, Micon is satisfied that the general resource calculation parameters, methodology and the conclusions, are reasonable and conform to standard industry practices based on WGM’s statement of the aud iting procedures undertaken.  After reviewing WGM’s report, Micon would add a number of additions to WGM’s general recommendations, to assist in the development of future resource estimations. These recommendations are included in Section 20.0 of this report. Micon is not aware of any significant additional work completed at Bai Dat and Bai Go since the issuance of WGM’s Technical Report and in light of our review considers the Dak Sa Mineral Resources outlined in the document to be valid and current.

15.0  ADJACENT PROPERTIES

“There are no known significant exploration properties adjacent to or near the Phuoc Son property.

The nearest properties of economic significance are the Sepon project of Oxiana Limited, located some 100 km to the NNW in Laos, where production from a deposit hosting Proven and Probable Reserves (JORC-classified) of 14.2 mt @ 3.43 g Au/t, 5.68 g Ag/t has begun, and the Bong Mieu project of Olympus, located some 70 km east of Phuoc Son. Phuoc Son, Sepon and Bong Mieu are all located on the somewhat ill-defined Phuoc Son Suture Zone.”

16.0 MINERAL PROCESSING AND METALLURGICAL TES TING

The process selected for the recovery of gold from the Dak Sa gold deposits was developed by Gekko Systems Ltd. (Gekko) and reviewed by Mr. Klaus Konigsmann, a metallurgical consultant based in Toronto, and Micon.

16.1	METALLURGICAL TESTWORK

Three metallurgical testwork programs have been conducted on samples of the Dak Sa mineralization. These series of tests are outlined below:

a.
Beattie Consulting Ltd (BCL) and West Coast Mineral Testing (WMT) Inc., Vancouver, Canada, under the supervision of a consultant, Mr. Gary Hawthorn (August 2002 to January 2003). The bench scale testwork conducted on samples of Bai Dat and Bai Go gold bearing mineralization, included gravity concentration, flotation, cyanidation and Bond Work Index determinations.

b.
Independent Metallurgical Laboratory (IML) in Perth, Western Australia (April to May 2003). The main objective of this testwork program was to ascertain the applicability of a conventional gravity and cyanidation processing flowsheet. This work also included tests to obtain a better understanding of the physical properties of the mineralization.

c.
A series of laboratory metallurgical tests were performed on samples of Bai Dat and Bai Go mineralization by Gekko and Ammtec Limited (under Gekko’s supervision) between June and September 2004. A report presenting the testwork conducted on Bai Go material was issued by Gekko in August, 2004 and the Bai Dat report was issued in October, 2004. Tests conducted on samples from the two deposits included Bond Work Index determinations, gravity separation, gravity separation in combination with bulk sulphide flotation and intensive cyanide leaching.

Two composite samples, one each from Bai Dat and Bai Go respectively were used in the gravity and flotation testing that was conducted by BCL and the subsequent testwork performed by WMT.  These samples were considered to be in reasonably good agreement with the average grade of the drilling data with respect to gold, silver, lead and zinc and that they were reasonably representative of the mineralization of the deposits.  The Bai Dat composite comprised 29 individual samples from 8 drill holes and the Bai Go composite included 300 sample s from 4 drill holes.

The two bulk metallurgical samples used by Gekko were selected and prepared by NVMC personnel.

16.1.1	Ore Characteristics

The mineralization at both Bai Go and Bai Dat is hosted within fractured brecciated quartz veins and comprises gold and silver values with variable sulphides, including Pyrite (major), Galena (major), Sphalerite (major), Pyrrhotite (minor), Chalcopyrite (trace) and Stannite (Cu2FeSnS4) (trace identified only in Bai Go).  From a mineralogical perspective, there is little to distinguish the two deposits. The fresh samples from both deposits did not exhibit any oxidation.

Optical microscopy studies, performed on samples of flotation concentrates by WMT indicated the following:

•
Mineralogically, the Bai Dat and Bai Go deposits appear to be similar but are not identical. The gold particles observed in the Bai Go samples were finer than Bai Dat, (10 to 40 microns compared to 50 to 100 microns)

•	The same metallic sulphide minerals generally occur in both deposits.

•	No silver minerals were observed, and it is suggested that the silver is present as solid solution in galena.

•
At a moderate grind size there appears to be only minor locking of the sulphides with gangue, so any clean flotation concentrate should contain very little gangue. Also, galena tended to occur as free mineral grains and combined with sphalerite, and where sphalerite was not liberated, it tended to occur with pyrite.

•	The gangue minerals observed were predominately carbonate, and not quartz.

The analysis of the composite samples used in the BCL and WMT test program are shown in Table 16.1.

Table 16.1
BCL/WMT Composite Sample Head Analysis

Sample	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Fe (%)	S (%)
Bai Dat	15.5	14.2	0.6	0.7	2.6	1.9
Bai Go	16.9	31.3	2.7	0.1	4.3	3.8

A single Bond ball mill work index test reported by WMT was conducted on a sample of Bai Dat material at a final product size of 80% passing 59 microns and gave a result of 17.5 kWh/t. A recent test conducted on a Bai Dat sample by Ammtec, which had a final product size of 80% passing 97 microns, gave a Bond ball mill work index of 19.7 kWh/t.  These results show that the Bai Dat material is relatively hard.

Bond ball mill index tests conducted on samples of Bai Go material by IML and Ammtec produced results of 18.1 and 16.0 kWh/t, respectively. Standard crushing and abrasion work index tests were also conducted on samples of Bai Go material by IML. These results were 10.0 kWh/t for crushing and 0.547 for abrasion, indicating that the Bai Go mineralization is relatively hard and abrasive.

16.1.2	Gravity Separation Testwork

Results from gravity separation testing conducted by BCL using a Falcon Centrifugal concentrator followed by panning to produce a cleaner gravity concentrate are presented in Table 16.2.

Table 16.2
BCL Gravity Separation Test Results

			Conc. Grade (g/t)		Recovery (%)
Sample	Wt.	Size P80	Au	Ag	Au	Ag
	Recovery	(microns)
	(%)
Bai Dat	0.05	118	17,630	4,194	56.4	14.6
Bai Dat	0.05	89	19,570	4,634	58.3	15.4
Bai Go	0.07	112	7,642	4,622	29.7	9.9
Bai Go	0.07	87	8,442	4,821	34.3	10.4

Table 16.3 shows the results from gravity separation tests performed by WMT using panning after grinding.

Table 16.3
WMT Gravity Separation Test Results

Sample	Wt. Recovery	Conc. Grade	Au Recovery
	(%)	(Au g/t)	(%)
Bai Dat	0.3	3,073	45.5
Bai Go	0.7	1,274	44.1

The IML testwork suggested that gold recovery to a 10% mass pull would be approximately 90% for Bai Dat and about 80% for Bai Go.

Gravity separation amenability testwork conducted by Gekko on a sample of Bai Dat material indicated that the Inline Pressure Jig (IPJ), which is a item of process equipment made and marketed by Gekko, can be used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator to recover ove r 85% of gold from the feed into approximately 13% of the mass when the final grind size used is 106µm. The corresponding results for Bai Go indicated a gold recovery of 84% in mass yield of 11% at the same grind size.

The procedure used by Gekko consisted of progressively grinding and tabling samples to produce a series of concentrate samples and a tail sample.  All samples were analyzed to determine the yield to recovery and the yield to grade relationships.  The detailed results from these tests are presented in Table 16.4.

Table 16.4
Gekko Gravity Separation Results

Sample	Grind	Cum. Wt.	Cum. Con.	Cum.	Cum. Con.	Cum.	Cum. Con.	Cum.
	Size	Recovery	Grade	Au	Grade	Ag	Grade	S Rec.
	(microns)	(%)	(Au g/t)	Rec.	(Ag g/t)	Rec.	(S %)	(%)
				(%)		(%)
Bai Dat
Conc. 1	850	1.9	805	60	521	36	18.7	7
Conc. 2	425	5.1	379	74	287	53	17.6	18
Conc. 3	106	13.1	171	85	148	69	20.0	53
Conc. 4	106	26.7	91	92	80	76	13.2	71
Tails		73.3	2.9	8	9	24	1.9	29
Feed		100.0	26	100	28	100	5.0	100
Bai Go
Conc. 1	850	3.1	232	50	374	29	23.3	20
Conc. 2	425	4.7	202	67	388	45	23.8	31
Conc. 3	106	11.0	110	84	241	65	19.1	58
Conc. 4	106	27.7	49	94	112	77	9.9	76
Tails		72.3	1.2	6	13	23	1.2	24
Feed		100.0	14.3	100	40	100	3.6	100

16.1.3	Flotation Testwork

The flotation testwork carried out by WMT and BCL demonstrated that relatively high gold recoveries can be obtained by flotation and that coupled with intensive cyanidation, this process route may prove to more efficient than using only gravity separation. The flotation test results indicated that with a concentrate mass pull of approximately 10 % for Bai Dat and about 17% for Bai Go the gold recovery to concentrate would be around 96 to 98%. These preliminary tests comprised a primary sulphide float followed by a secondary gold recovery float.

The flotation testwork carried out by WMT and BCL also considered the production of a saleable lead concentrate.  It was concluded from the preliminary test conducted that it is unlikely to be a practicable process option.

A single flotation test performed by Gekko on the Bai Dat feed sample resulted in a concentrate containing 18% of the mass, 87% of the gold, 93% of the silver and 98% of the sulphur.  This test consisted of a bulk sulphide float using a grind size of 80% passing 75 microns.

Flotation tests were conducted on Bai Dat and Bai Go gravity tailings samples from the progressive grind-gravity tests conducted by Gekko.  These tests results are summarized in Table 16.5.

Table 16.5
Gekko Gr avity plus Flotation Test Results

Sample	Cum. Wt.	Cum. Con.	Cum. Au	Cum. Con.	Cum. Ag	Cum. Con.	Cum. S
	Recovery	Grade	Rec.	Grade	Rec.	Grade	Rec.
	(%)	(Au g/t)	(%)	(Ag g/t)	(%)	(S %)	(%)
Bai Dat
Gravity Conc.	5.1	379	78	287	67	17.6	24
Float Conc.	9.5	42	16	67	29	24.3	62
Total Conc.	14.6	160	94	144	96	22.0	86
Tails	85.4	1.9	6	1	4	0.6	14
Feed	100.0	25	100	22	100	5.0	100
Bai Go
Gravity Conc.	11.0	110	81	240	68	19.1	57
Float Conc.	6.4	32	14	167	28	21.1	36
Total Conc.	17.3	81	95	214	96	19.8	93
Tails	82.7	1.0	5	2	4	0.3	7
Feed	100.0	14.8	100	39	100	3.7	100

16.1.4	Cyanidation Testwork

Cyanide leach testing at BCL indicated high gold recoveries when the feed is finely ground (-45 microns).

Some whole ore cyanidation results reported by WMT stated 93% and 95% gold recoveries for Bai Dat and Bai Go material respectively, when the feed was ground to 80% passing 106 microns.  The cyanide concentration was maintained at 5,000 ppm for these tests and its consumption was reported to be 5.19kg/t.

A test by WMT using a combined Bai Dat and Bai Go sample and ground to 75 microns produced a recovery of 97% while using a more standard cyanide solution strength (500ppm NaCN)  The cyanide consumption for this test remained high. It should be noted that the WMT tests were conducted on old samples, which potentially resulted in oxidized sulphides consuming excess cyanide.

Cyanidation tests conducted by IML on fresh samples of Bai Go mineralization did not result in the high recoveries achieved by BCL and WMT.  Scalping gravity recoverable gold by amalgamation prior to leaching produced a 24% gravity gold recovery and a leach recovery of 65% of the leach feed, for an overall gold recovery of about 74%.  Unlike BCL, finer grinds did not improve recovery.  It was also noted that preg-robbing did not seem to be a problem and the oxygen uptake during leaching was relatively low.

A number of intensive cyanide leach tests were conducted by Gekko on concentrate samples derived from the gravity and flotation tests.  These ests are designed to determine the amenability to intensive cyanidation using Gekko Systems’ Inline Leach reactor (ILR).  A summary of the ILR test results is presented in Table 16.6.

Table 16.6
Gekko Intensive 24 Hour Cyanide Leach Test Results
		Calculated Feed Grade			Leach Extraction			NaCN
Sample		Au (g/t)	Ag (g/t)	Cu (g/t)	Au (%)	Ag (%)	Cu (%)	Kg/t1
	Bai Dat
1	Gravity + Float Conc.	131	95	354	83	10	11	1.1
2	Gravity Conc.	144	94	133	44	8	4	0.0
3	Gravity Conc.	172	121	201	96	10	3	0.5
4	Gravity + Float Conc.	170	137	438	98	24	28	2.2
	Bai Go
1	Gravity Conc.	150	-	-	97	-	-	1.0
3	Gravity + Float Conc.	78	-	-	97	-	-	0.0
4	Gravity + Float Conc.	75	-	-	83	-	-	0.4
[1]	Net sodium cyanide consumed. Note that the solution is maintained at 0.5% cyanide.

The leaching conditions for the Bai Dat tests included the addition of 2 kg/t of lead nitrate, oxygen and sodium hydroxide. The Bai Go test conditions were similar to the Bai Dat, but did not use lead nitrate.

16.2	PROCESS SELECTION

A report issued by Mr. Konigsmann (December 07, 2004) reviewing the results of the Gekko tests contained the following conclusions:

•	Bai Dat high grade gold mineralization contains significant quantities of galena and sphalerite but its iron sulphide content is low.

•	The material appears to be reasonably coarse grained and a fineness of the primary grind appears adequate at 80% passing 74 microns.

•	About 50 to 60 % of the gold can be recovered by gravity concentration devices.

•	A bulk lead/zinc flotation sulphide concentrate will recover additional gold to bring the overall recovery into the range of 95 to 97%.

•	Bai Go testing results were not reviewed.

Based on the Gekko testwork, the process selected for the Dak Sa project includes crushing, grinding, gravity concentration, flotation of gravity tailings and intensive cyanide leaching of the combined gravity and flotation concentrates; or alternatively, intensive leaching of the gravity concentrate and selling of the bulk lead/zinc flotation concentrate.

Table 16.7 presents the estimated gold, lead and zinc recovery for typical Bai Dat ore using the selected process.  These estimates were provided by Mr. Konigsmann following his review of the Gekko testwork reports.  It was noted in this review that the performance prediction was based on the single Gekko test program and as such will have to be validated by further testwork.

Table 16.7
Estimate of Process Performance of Bai Dat

Product	Weight (%)	Analysis (% or g/t)			Distribution %
		Au	Pb	Zn	Au	Pb	Zn
Feed	100.00	26.30	2.20	6.80	100.00	100.00	100.00
Gravity Conc.	2.00	800.00	44.00	20.00	60.84	40.00	5.88
Flotation. Conc.	8.00	118.63	10.88	54.13	36.08	39.55	63.68
Combined Conc.	10.00	254.90	17.50	47.30	96.92	79.55	69.56
Flotation Tailings.	90.00	0.90	0.50	2.30	3.08	20.45	30.44

Using an ILR gold extraction efficiency of 97%, an overall plant gold recovery for high grade Bai Dat ore is estimated to be 94%. However, the average life-of- mine head grade is estimated to be 15 g/t of gold compared to 26 g/t shown in Table 5.6.  An average gold recovery of 91% is therefore estimated for Bai Dat ore, this conservative projection takes into account the lower life-of- mine average feed grade compared to the testwork sample.

The Gekko tests using Bai Go ore indicated an overall gold recovery into the leach solution of 91.8% . The feed grade of the test Bai Go sample averaged 15 g/t Au, which compares to a life-of- mine average grade of only 6.55 g/t. To allow for the lower feed grade the estimated average gold recovery for Bai Go is 87%.

The Gekko tests indicated that the gravity and flotation combined concentrate silver recovery was about 96% for both Bai Dat and Bai Go ore types. The silver recovery from concentrate to cyanide solution was only about 24%. A total silver recovery of 20% for both ore types is estimated for the life-of-mine.

17.0 MINERAL RESOURCE AND MINEABLE PORTION OF THE RESOURCES ESTIMATE

17.1	ESTIMATE OF THE MINERAL RESOURCES

A description of the geology and mineral resource estimates were reported by WGM in a NI 43-101 Technical Report relating to the Phuoc Son property entitled “A Technical Review Of The Phuoc Son Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc.” dated 30 January, 2004. This report was filed with Sedar in February, 2004.

The technical review conducted by WGM included an audit of the Mineral Resource estimates for the Bai Dat and Bai Go deposits as developed by Hellman & Schofield (H&S) of Australia, and a validation of the resulting block model, tonnages and gold grades. WGM reclassified these resources using CIM standards as required by NI 43-101.  The resources prepared by H&S were classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves “JORC” criteria and standards.

WGM used Gemcom software and the Inverse Distance Squared (ID²) interpolation to reclassify the original Multiple Indicator Kriging (MIK) resource estimate by Hellman & Schofield (Australia) to meet Canadian reporting standards.

Micon has reviewed WGM’s NI 43-101 technical report related to the resource estimates for the Dak Sa project. Micon did not review the original resource database audited by WGM. However, Micon is satisfied that the general resource calculation parameters, methodology and the conclusions, are reasonable and conform to standard industry practices based on WGM’s statement of the auditing procedures undertaken. Micon would add a number of additions to WGM,s conclusions, to assist in the development of future resource estimations. These recommendations are included in Section 20.0 of this report. Micon is not aware of any significant additional work completed at Bai Dat and Bai Go since the issuance of WGM’s Technical Report and in light of our review considers the Dak Sa Mineral Resources outlined in the document to be valid and current.

The Phuoc Son property, Dak Sa Mineral Resource estimates reported by WGM using a cutoff grade of 4.5 g/t Au are shown in Table 17.1

Table 17.1
Dak Sa -Measured, Indicated & Inferred Resources (Using a 4.5 g/t Au cut-off)
H&S - Reclassified By WGM (January 2004)

Deposit	Measured		Indicated		Measured plus		Inferred
					Indicated
	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
		(g/t)		(g/t)		(g/t)		(g/t)
Bai Dat	31,000	23.20	134,000	18.50	165,000	19.38	115,000	15.30
Bai Go	53,000	10.90	100,000	7.80	153,000	8.87	73,000	7.10
Total	84,000	15.4	234,000	13.9	318,000	14.3	188,000	12.1

17.2 ESTIMATE OF THE MINEABLE PORTION OF THE RESOURCES

The mining mineral resource estimations have been prepared by Hellman and Schofield of Sydney, Australia.

The stoping model was overlaid on the diluted recovered resource model and the stope tonnes and blocks were reported by classification at a cut-off grade or minimum economic grade to support all costs for the operation of the mine. Blocks were identified that met the marginal operating costs, which covered the direct processing costs and the administration costs. The stoping methods are anticipated to achieve 100% extraction of the primary stopes.

External cut-off grade calculations were performed using the following parameters:

Table 17.2
Cut-off Grade Calculation Parameters (Hellman and Schofield)

Mining Cost per tonne	$27.84
Processing Cost per tonne	$29.56
General and Administration Cost per tonne	$7.72
Milling Recovery	84%/74%
Gold Price per oz.	$350.00
Royalty	3%

The estimated metallurgical recoveries of 85% for Bai Dat and 74% for Bai Go are based on historical test work carried out by independent laboratories.  More recent tests conducted by Gekko have confirmed higher gold recoveries of 91% and 87% for Bai Dat and Bai Go, respectively.

All the operating costs used initially for the cut off grade calculations are higher than the recent estimates. In light of this, the higher projected recoveries and the recent higher gold price, the cut-off used to calculate the mineable portion of the resources can be considered to be conservative.

The mineral resource block model consists of two metre cubed units oriented down the dip of the mineralized quartz structures. Parallel stope boundaries were established to include four (4) adjacent two metre cubed units per stope down dip.  The stoping boundaries were governed by a 5 Au g/t cut-off and a 1.5 - metre mining height limitation.

Waste rock mining dilution was estimated by applying a 0.2 -metre over-break of the hanging wall and 0.2 - metre gouging of the footwall. The estimated dilution was 12.5% and 23.75% at Bai Dat and Bai Go respectively, both at zero gold grade.

Table 17.3 lists the mineable portion of the mineral resources for each of the deposits. This mineable portion includes mineral resources categorized in the inferred classification. Dilution and recovery factors have also been applied to the estimate.

Table 17.3
Potentially Mineable Portion of the Mineral Resources

Deposit	Tonnes	Au (g/t)	Ag (g/t)	Zn %	Pb%
Bai Dat (Measured & Indicated)	198,336	16.84	22.40	1.49	1.16
Bai Go (Measured & Indicated)	199,574	7.16	19.48	1.95	0.10
Total (Measured & Indicated)	397,910	11.98	20.94	1.72	0.63
Bai Dat (Inferred)	128,384	12.64	17.13	1.11	0.68
Bai Go (Inferred)	96,807	5.72	11.89	1.12	0.07
Total (Inferred)	225,191	9.67	14.88	1.11	0.42

The total diluted mineable portion of the measured and indicated resources is estimated to be 397,910 tonnes of ore with an average grade of 11.98 g/t Au.  The total diluted mineable portion of the inferred resources is estimated to be 225,191 tonnes of ore with an average grade of 9.67 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 36% and 31%, based on tonnes and contained gold respectively.

Preliminary cash flows indicate that the minable portion of the resources in the measured and indicated category are sufficient to support mining. It is also recognized that these measured and indicated resources are associated with significant inferred resources. Additional in- fill drilling should therefore be carried out to convert the inferred resources to measured or indicated category.

In this preliminary assessment, Micon has included the resources that have been identified below the 445 RL at Bai Dat, which are predominantly classified as inferred.

Cautionary Statement:  Micon notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

18.0 OTHER RELEVENT DATA AND INFORMATION

18.1	MINING

A mining method design was developed by Wrightec and Company during the development of the 2003 Feasibility Study, which was managed by NVMC with the assistance of external consultants. Micon has reviewed this design and associated costs and has found it to be generally reasonable.  The design presented here is based on the Wrightec design, with adjustments and modifications where appropriate.

18.1.1	Mining Method

The mineralization at both properties extends to considerable depth and approaches surface only to a very small extent. Therefore, due to this depth of the deposit and its amenability to high productivity underground mining methods, surface mining of the deposit has been excluded as a potential method of extracting the resource.

The deposits are inclined at less than 45 degrees from horizontal.  This inclination dictates that a form of Room and Pillar mining would be the best method to apply to the deposits.

18.1.2	Rock Mechanics and Geotechnical Conside rations

Observations of artisan underground workings and recovered core at Bai Dat indicate that the hanging-wall marbles are generally competent and the bedding and foliation is predominantly parallel to the mineralization. It is expected that spans over 10 metres can be left unsupported. Dr. Pham Dai Hai, Manager of the Geomechanics Research Department of the Institute of Mining Science and Technology in Hanoi, evaluated the results and concurs with this estimation.

Ground support will be tailored to the specific opening types and rock mass types within the mine. Standard ground support procedures will be developed and will represent the minimum requirements (Figure 18.1) .  If more difficult ground conditions occur then the design will have to be adjusted.

Figure 18.1
Ground Control Standards

As a rule, rock-bolt lengths should be approximately one third of the opening span.  It is therefore planned to use 1.7 m long resin anchored roof-bolts consisting of 28mm reinforcing bar (rebar) placed normal to bedding and fault planes in the roof of the drives on a 1.0 by 1.0 m pattern.  Each bolt will have a 10 cm square spring plate and nut, which will be mechanically torqued to 1.0 to 1.5 tonnes to provide the designed tension in the bolt. In addition, similar rock-bolts will be installed in the pillars on a 2.0 by 2.0 m pattern to provide strength and to reduce pillar deterioration.

Wire mesh and/or shotcrete will be applied on an ‘as needed’ basis for ground control or where water seepage is evident. Fissures making water will be injected with a special grout to seal off the flow. Ground that is identified to be susceptible to degradation by air and/or water will be covered with wire mesh and a 10 cm layer of shotcrete. Ten centimetre thick reinforced concrete and steel arches will be installed if necessary where heavy and weak zones are encountered. Twenty cm diameter wooden timber posts wedged tightly to the roof will also be installed as required. These measures are not expected and are not included in the operating costs.

Existing underground workings are pervasive across Bai Bat and Bai Go deposits. At Bai Dat the openings have been observed spanning 10 m unsupported. The Bai Dat old workings have extracted the ore to depths of 60 m below the surface. At Bai Go the old workings are less organized with individual prospecting lots limited to areas of 10 m by 10 m. The development of the Bai Go old workings would see a shaft developed down to the orebody then a room developed to the limits of the prospecting lot.

The adits have been closed off during exploration to prevent the illegal extraction of the ore. During the feasibility study, some adits at Bai Dat were opened up to provide inspection of the previously mined areas.

COLMEX were commissioned to complete the initial Geotechnical and Hydrological Study of the Dak Sa deposits. This initial study has indicated that the rock strengths will be strong to very strong. The compressive strengths of the footwall rock (graphite schist, quartz- mica schist) averaged:

•	Bai Dat	823kg/cm2
•	Bai Go	1295kg/cm2

The compressive strengths of the Hanging wall rocks averaged:

•	Bai Dat (marble)	804kg/cm2
•	Bai Go (ultramafic)	618kg/cm2

The current mine design will see decline development advancing to a depth of 440 m RL. The height of the column of waste rock above mine openings will not exceed 200 m. The pressure that would result from the column of rock would range between 260-350 t/m2. The compressive strength of the rock is in excess of 600 kg/cm2 suggesting that the vertical stresses will not be a problem. However, horizontal stresses have not been estimated, nor has the expected structure of the rock (amount of faulting, etc) been investigated adequately. The artisanal mining experience opened up considerable unsupported spans. However, the more rapid mechanized mining planned by Olympus will likely create more difficult ground conditions. The Ground Support Standards described in Figure 18.1 will address these concerns and have been included in the operating cost estimates.

18.1.3	Mine Access

The preferred mine access method is by portals and declined ramps. The mountainous, high relief terrain at Dak Sa easily facilitates horizontal access, which is very cost effective when compared to shaft alternatives. It is important that the portals of the access routes are a relatively short distance from the process facility. The portals at Bai Dat are located near and above, respectively, the crushing and processing facility location. A 750 metre, 4 metre wide surface haul road connects the Bai Go portal to the crushing plant.

To improve productivity and efficiency in mining the inclined mineralization, rubber tired vehicles will operate in the mine to deliver materials, ore and waste, and personnel to and from the workplaces. Ramps, grading in the order of 15%, will serve as connecting roads between different elevations.

Other modes of access, including shafts, horizontal rail bound access drifts with internal raises, and internal shafts, were excluded from consideration in favour of this proven, high productivity approach.

At Bai Dat, a 200 metre long 15% decline will access the 490 metre elevation strike drive that cross-cuts the mineralized structure along its 490 metre elevation hanging wall contact for 182 metres (Figure 18.2) .

Figure 18.2
Bai Dat Overall Mine Plan
Including Mining of Currently Unidentified Reserves

From the 490 cross-cut, the primary pilot stope drives will be developed in an up-dip direction.

At Bai Go, a similar approach will be used. A 240 metres long, 15% decline will access the 470 metre elevation strike drive that cross-cuts the mineralized structure along its 470 metre elevation hanging wall contact. From the 470 cross-cut, the primary pilot stope drives will be developed. The 470 metre elevation is the lowest level at Bai Go to which all stope ore reports for haulage to surface.

There will be an estimated 86,000 tonnes of schist rock waste from ramp access and haulage drives mined over the life of the mine from Bai Dat and Bai Go.  This material is adequate for road base material and will be used throughout the project site.  It will be crushed and applied as fill and infrastructure surface cover, where required. Therefore it is expected that there will be no permanent waste dumps. In addition, low grade sulphide bearing waste from the mineralized zones, estimated at 31,000 tonnes over the life of the mine will be hauled out of the lower adits at Bai Dat and Bai Go and deposited in the Bai Dat 490L mined out stopes via the upper adit access.  This material will then be encased inside the cemented process tailings backfill.

18.1.4	Mining Methods

The criteria that were evaluated in the selection of the underground mining method for Dak Sa are summarized below:

•	Size and geome try of the mineral deposit
•	Grade of the mineralization and metal distribution
•	Ground conditions within and adjacent to the mineral deposit
•	Nature of the contact between the ore and surrounding waste
•	Depth of the mineral deposit below surface
•	Productio n requirements

The mining method chosen is the one that is considered the best trade-off between cost options and insures that the mineralization will be extracted in the safest, most efficient manner possible. The selected method ensures a production rate that is sustainable throughout the life of the mine, and is flexible enough to accommodate any changes such as the discovery of additional mineralization or increased production rates.

A number of underground mining methods, including various forms of cut and fill and room and pillar stoping, were evaluated for their suitability at the Dak Sa deposits. The advantages and disadvantages of each method were carefully considered in view of the hanging wall rock mass characteristics and pinching and swelling of the shallow dipping mineralized structures.  The list of available methods was narrowed down to the two most appropriate methods. These are: Mechanized Step Room and Pillar mining and Traditional Pilot and Slash Room and Pillar Mining, using handheld equipment.

Room and Pillar mining is generally applicable to ore zones that are relatively flat lying and extend over a large area. Pillars of ore are left to support the overlying rock in the hanging wall

In deposits with relatively uniform thickness and grade, the pillars are spaced at regular interval and are of uniform dimensions. The distance between the pillars is dependent on the quality of the hanging wall rock, the amount of stress within the enclosing rock, and the number of fault structures in the area. Roof bolting improves the hanging wall’s stability and is used extensively in room and pillar mining.

In deposits of more than 3 metre in thickness, and dipping at 30 degrees or less, ‘Step’ Room and Pillar stopes are used with highly mechanized and productive equipment .

Generally the advantage of step room and pillar methods is the high degree of mechanization and productivity that is possible.  The disadvantage of the method is that it has an overall recovery rate of some 85%. Also, the orebody must be thick enough to accommodate the equipment that will be traveling in the openings. Otherwise, significant ore dilution will be experienced.

For mineralization located in a more steeply dipping structure and/or where the ore thickness is less than 3 metres, it is difficult to use mechanized equipment. A thin, inclined and uneven stope foot wall does favour the application of rubber-tired equipment and slushers become a more preferable materials handling system for transporting the broken ore to where it can be transferred for loading into trucks and hauled to surface. As a result, a more labour intensive version of the method is employed.

Stoping begins by developing pilot stope drives that follow the hanging wall up dip, until the next level raises or strike drive cross-cut is encountered.  The stopes are advanced by “slashing” the pilot stope drives out to full design stope width. Drilling is performed with pneumatic air- leg rock-drills and the broken rock is ‘scraped’ down into the transfer points by hoes attached by wire rope pulled by electrically driven ‘slusher’ winches.

Based on an examination of the dip and thickness of the mineralized structures at Bai Dat and Bai Go, it has been decided that the more labour intensive version of the Room and Pillar method will be employed in both the Bai Go and Bai Dat mines (Figure 18.3) .  Delayed backfilling of the primary stopes will allow extraction of the intervening pillars as secondary stopes.

Figure 18.3
Room and Pillar Mining with Handheld Equipment

Primary and secondary stope spans of 8 metres have been chosen based on inspection of core from both the Bai Dat and Bai Go zones and some limited visual inspection of artisan underground workings.

18.1.5	Mining Services

Sampling and Geological Support

Typically, the mine geologist inspects each heading before drilling commences and assesses each active face/heading every day based on his visual estimate and the previous blast’s sample results.  Channel samples will be taken to estimate whether the heading is ore or waste based on a predetermined cut-off grade. Miners will be taught to recognize the change in colour of the drill sludge that indicates going from ore to waste rock or vice versa where appropriate. In the sulphide, quartz ore zones; the colour change is distinct.

In addition to grade control, quality control must be provided in the areas of safety, ground support, mine development design specifications, survey and contract management.  These controls will be implemented in very much similar manner to grade control mentioned above through direct communications with the contractor’s management.

Mine Drainage and Pumping

All the old artisan adits observed at Bai Dat and Bai Go have ground water discharging at surface year round, demonstrating that there are conduit structures underground.  It is also obvious that the adits likely made water while they were being excavated. This assumption is also made for the Dak Sa mine development headings and adequate pumping measures will be in place. Pump tests taken in existing artesian miners’ shafts at Bai Dat indicate inflows of 900 m3 per day. These have been used as a guide to estimate the required mine de-watering capacity.  The pumps have been sized for about 50 m 3 per hour or 1,200 m 3 per day. The same size pumps will be applied at Bai Go although the estimated pumping duty appears to be somewhat lower than Bai Dat.

Water collection and retention sumps will be excavated with the following dimensions: 6 metre x 4 metre x 50 metre, sloping at minus 15%.  These will be located in the lowest section of the mine to collect ground, drill and backfill decant water. The lowest one quarter of the sump will be separated by a weir which will allow the collection of water for reuse.

Dirty water will run by gravity from the stopes and along the cross cuts, down to the sumps. The live capacity of the sumps will be approximately 150 m 3, or about 6 hours storage. A 20kW submersible pump will provide mine de-watering discharge capacity through a 100 mm pump line to surface and a 12kW pump submersible pump in the decant water chamber will supply the mines service water. Both pumps will be connected to the mine’s auxiliary backup power supply which automatically engages in the event of a main power outage.

These sump locations will facilitate the gravity drainage of natural underground water inflow for collection and settling, before being pumped to surface. Some of the water will be reused in the mining and processing operations. During the rainy season it is anticipated that there will be significant water inflow to the mine through conduit fissures and fault zones. Drill-hole drains will be provided to divert the water to the sumps and assist in preventing mine inundation. As an additional measure to de-water the mine, the draw points will be inclined into the stope. In this way, dirty service water will collect in the stopes.

An existing adit collared at about 520L by the artisanal miners and running about 200 metre in length current ly discharges around 240 m3 per day. This adit will be extended a further 50 or 60 metres to intersect the mineralized zone. It will serve as a conduit to drain water from the strata above the 520 elevation reducing the pumping requirements.

Service Water

Water will be required for rock-drill flushing, wetting down blasted rock, dust suppression and washing down equipment. During the initial development of the access ramps, service water will be pumped from the Bai Cu stream.

Once the main sump(s) have been excavated and equipped for water storage, these reservoirs will be used for service water. The expectation is that the mining operations will not only be self sustaining but also able to provide process water for the beneficiation plants.

At full production, mining operations can be expected to consume between 30 m3 and 115 m3 per day of service water. With an estimated 3% moisture content in the ore, 9 m3 of water can be expected to be hauled out of the mine each day with the ore.  Distribution of mine service water from the decant chamber in the sumps to mining areas will be via a 12kW submersible pump and 100 mm diameter, thick wall PVC mine-pipe designed for 4 bar.

Compressed Air

The compressed air requirements are estimated to total some 30 m 3 per minute, at peak consumption.  Diesel powered, skid mounted compressors will be stationed outside the portals at both the Bai Dat and Bai Go zones and 100 mm diameter, 7 bar pipe will be advanced with the ramps strike drive cross cuts.  Compressed air will be delivered to the rock-drill advancing the pilot stope drives with 50 mm rubber compressed air hose. The compressors at the lower portals will be relocated to the upper portals once the pilot stope drives have connected with the upper strike drives. At that point the compressed air line for stoping will be retreated up the stope drives as the stoping to full width advances up dip. The airlines will be fitted with bleeder reservoirs to drain any condensed water.

Electrical Power

Until grid power is available towards the end of the first year, mining operations will be provided with electrical power from skid mounted mobile generators situated in the area outside the lower main portal at Bai Dat. The power supply will be rated for 380 volt, 50 Hz and 3-phase power up to 520 kW.  This corresponds to an estimated 12,500 kWh per day. Power will be required for:

Ventilation

At both Bai Dat and Bai Go, the ventilation of blind development headings will be through forced ventilation. Primary fans (20 kW axial-vane) mounted outside the portals will deliver fresh air through 1.0 metre diameter ventilation ducting.  Once a flow through circuit has been established, the fans will be installed in a bulkhead at the portal of the upper access adit. A man-door will be provided in the bulkhead as this adit will provide walking access to the stopes and serve as a secondary escape way.  Later the backfill delivery line and service crews will also use this access.

Figure 18.4 shows the ventilation circuit at Bai Dat, including potential mine expansions in the future. Bai Go will be similarly ventilated. The secondary stopes will not be filled and thus will act as exhaust airways for the primary and secondary stoping in future mining. Timber and fabric over-casts will be constructed for the exhaust air to pass over the 445 cross-cut for second and third phase exhaust ventilation respectively. Air doors will be installed at the entrance to the 490L cross-cut.

Figure 18.4
Ventilation Circuit for Currently Planned Mine and Future Expansion

Transportation

Mining crews will usually walk through the upper portal and down the pilot stope drives, once the first pilot drive has broken through to the 550 cross-cut. Until such time, crews will be transported by 4WD service vehicles fitted with detachable benches and seatbelts. Supply and service trucks will deliver materials and supplies for drilling, blasting and ground support via the lower and upper portals as appropriate. At shift change, transportation from the Bai Dat facilities to Bai Go will be provided by these same service vehicles. At Bai Go, a small building will be positioned outside the portal for first aid and other supplies and serve as a marshalling area.

Mining Contract Operation

The relatively short life of the project suggests that the mine should be operated by a mining contractor, in order to avoid the cost of full time staff and equipment. PSMC will engage an experienced and qualified mining contractor to operate the mine and PSMC will be the Project Manager.

Budget estimates of contract operating costs have been received by PSMC from several contractors, including from the Song Da and Cavico Contracting Companies. Typical costs are applied in the following relevant sections on mine capital and operating costs.

Owners Equipment

The owner shall be responsible for all equipment required for mining activities that are not provided by the mining contractor. The owner’s equipment will include the following:

Survey equipment:
Grade control equipment, stores and consumables;
Mine planning: Software and hardware;
Underground Geotechnical Monitoring equipment;
General mine safety equipment.

Materials

The mining contractor will be accountable for procurement and providing storage facilities for all mining equipment, supplies and consumables that are integral to the mining activities. This also includes safe transportation to the site and the storage of all types of explosives, lubricants and fuels.  Disposal of spoiled explosives and equipment fluids will be the responsibility of the contractor and the latter fluids will be transported off site for disposal at government approved locations.

18.1.6	Mining Schedule

Table 18.1 shows some of the productivities and statistics that can be expected over the life of the mine.  It should be noted that haulage and ramp development productivities are averaged over the life of the mine as key statistics.

Table 18.1
Mining Productivity and Key Statistics

Description	Value	Units
Development
Access and Haulage Ramp
Advance	6.5	metres/day
Cost	725.5	$US/m
Productivity	0.3	metres/manshift
Pilot Stope Drive
Advance	4.1	metres/day
Cost	279.1	$US/m
Productivity	4.5	tonnes/manshift
Production
Slusher Stoping
Advance	2.2	metres/day
Production	75.4	tonnes/day
Cost	15.8	$US/tonne
Productivity	9.4	tonnes/manshift
LHD Mucking
Unit Cost	33.5	$US/hr
Production	324.1	tonnes/day
Cost	1.3	$US/tonne
Productivity	108.0	tonnes/manshift
Truck Haulage
Unit Cost	17.5	$US/hr
Production	463.1	tonnes/day
Cost	0.8	$US/tonne
Productivity	154.4	tonnes/manshift
Backfill
Production	140.3	tonnes/day
Productivity	3.7	tonnes/manshift
Unit Cost	2.5	$US/tonne mined

The Mine Production Schedule, (Table 18.2) is structured to access the high grade stopes first in order to bring positive cash flow forward early on in the project. This is accomplished by driving the Bai Dat Access and Haulage Ramp directly to the mineralized 490L metre elevation where the 490L Strike Drive Cross Cut will access stopes for mining. These stopes represent the highest grade in the mineable resources.

In calculating the mineable resources, waste rock mining dilution was estimated by applying a 0.2 -meter over-break of the hanging wall and 0.2 -meter gouging of the footwall. A minimum mining true width of 1.5m was applied and stopes with true width less than 1.5m were excluded as mining loss.

Table 18.2
Summary of Annual Stope Production

	year	-1	1	2	3	4	5	6	7	Total
Bai Dat
490 Primary	t	5,076	83,965	359						89,400
	g/t	20.43	17.27	11.00						17.42
490 Secondary	t	2,921		60,913	31,922					95,756
	g/t	15.60		19.32	12.99					17.10
445 Primary	t		8,326	38,725						47,051
	g/t		17.11	14.45						14.92
445 Secondary	t		2,087		40,320					42,407
	g/t		14.18		14.48					14.46
395 Primary	t				25,185	1,252				26,437
	g/t				8.83	8.00				8.79
395 Secondary	t					25,734				25,734
	g/t					8.80				8.80
Sub Total	t	7,997	94,378	99,997	97,427	26,986	-	-	-	326,785
	g/t	18.66	17.19	17.41	12.53	8.77				15.21
Bai Go
470 Primary	t				2,569	73,010	53,299			128,878
	g/t				6.96	6.72	6.95			6.82
470 Secondary	t						25,798	99,996	6,044	131,838
	g/t						6.14	6.93	6.05	6.73
460 Primary	t						20,899			20,899
	g/t						5.58			5.58
460 Secondary	t							1,585	12,339	13,924
	g/t							5.67	5.67	5.67
Sub Total					2,569	73,010	99,995	101,582	18,383	295,539
					6.96	6.72	6.45	6.91	5.80	6.64
Total	t	7,997	94,378	99,997	99,996	99,996	99,995	101,582	18,383	622,323
	g/t	19.00	17.19	17.41	12.39	7.27	6.20	6.91	5.80	11.10

During the first year of production, the primary 490L stopes will be completed. The second year of production continues with the 490L secondary stopes, which are depleted by the beginning of the third year.  At the same time, the Bai Go access ramp will be excavated, together with the necessary ventilation raises. This will provide for mining to commence from the 470L and 460L metre Bai Go stopes.

Primary stope backfill operations have to be maintained almost continuously after the first twelve month period to ensure Secondary Stopes are brought into production in a timely manner for an unbroken supply of process feed. At times, make up tailings from the storage facility will be needed to supplement daily process tailings which will be insufficient to meet the mine call production schedule.

18.2	PROCESSING PLANT

The flow sheet designed by Gekko for the Dak Sa project is shown in Figure 18.5. The process incorporates a combination of crushing, ball milling, classifying, continuous gravity recovery, batch centrifugal gravity recovery, flotation, intensive cyanidation and detoxification. The criteria used for the design of this process plant are based on the metallurgical testwork described in Section 16 of this document.

Run of mine (ROM) feed is crushed to minus 9 mm prior to feeding into the ball mill, and the ball mill discharge is pumped to the cyclone. Cyclone underflow, feeds to an In-Line Pressure Jig with the tails being recycled to the ball mill feed. The primary jig concentrate is fed to another In-Line Pressure Jig operating as a cleaner. The cleaner jig tails is recycled to the cyclone feed while the concentrate is fed to the In-Line Leach Reactor

The cyclone overflow, with about 95% of the new feed mass, is directed to a flotation bank. The flotation concentrate is combined with the gravity concentrate and leached in the In-Line Leach Reactor. The tailings slurry is pumped to the tailings dam. The leach residue from the Leach Reactor undergoes detoxification with hydrogen peroxide and is discharged to a separate tailings dam.

A 300 t/d modular plant has been proposed by Gekko, which has supplied a quote for the supply and installation of the complete circuit, excluding the crushing module.

18.3	PROJECT INFRASTRUCTURE

Micon has reviewed the requirements that Olympus and its consultants have identified for the project infrastructure and combined contracts administration and construction management suitable for the project. Items such as power supply, water supply, tailings disposal, access roads, and site buildings have been sized for cost estimating.

18.3.1	Power Supply and Distribution

The power requirements for the project will be supplied from the local utility supplier via a 22 kVA power line.  The power will be delivered to site at an estimated average rate of $0.087/kWh.

The average processing power usage is estimated to be 34 kWh/t, which corresponds to a connected load of about 600 kW. The total estimated connected load for the mine is about 860 kW with an average power usage of 42 kWh/t.  Assuming an nominal average power requirement for general services of 8 kWh/t the total average site requirement is estimated to be approximately 84 kWh/t, or about 1600 kW installed.

One 1500 kW generator will be installed on site as a back- up power source.

18.3.2	Water Supply, Storage and Distribution

Fresh water required for the mine and process will be pumped from the nearby river. As much as possible, process water will be recycled from the tailings catchment area.

18.3.3	Site Facilities and Other Services

The access road will be upgraded and two causeways will be built on the Dak Sa River to provide suitable access to the mine site for construction and production.

The following site buildings and facilities are projected and have been included in the project capital cost estimate:

•	Administration office and first aid station.
•	Warehouse and maintenance shop.
•	Gold room.
•	Security gatehouse and building.
•	Oil and fuel storage and distribution facility.
•	Explosives magazine.
•	Security fencing will be installed at all applicable areas within the mine site

18.4	TAILINGS DISPOSAL

A design of the tailings dam for the Dak Sa project was conducted by Coffey Geosciences Pty Limited (Coffey).  The design report, which was issued in September 2004, entitled “Dak Sa Tailings, Dam, Phuoc Son Gold Mine, Design Report, P6642.02 -AB, Tails Dam Staged Design Report” details outlining design criteria, construction consideration and operational guidelines for the tailings dams to be constructed in a valley, which is a tributary of the Dak Sa river. The tailings dams are located on investment license number 2355/GP, dated 20 October 2003 and approval decision 511/QD-HDDGTLKS of the national Council of Evaluation of Mineral reserves issued on 28 January 2003.

General arrangement drawing illustrating the location of the stage 1 and stage 2 construction phases of the tailings dam is included at the end of this section.  A portion of the executive summary from this report is included below.

“The tailings dam will comprise a valley type storage facility formed by the construction of an embankment across a small valley which is a tributary of the Dak Sa River. A floating pontoon mounted pump (or similar) will be used to recover liberated process slurry water.

It has been advised that two tailings slurry streams will be produced as a by product of the processing plant. The gravity circuit will produce a benign coarse tailings slurry, as no reagents are added to the process. A second stream will come from the leach circuit (Gekko plant) but it is understood this tailings stream will be detoxed. The two tailings products will be stored separately, the gravity tailings for 6 years and the Gekko tailings initially for up to 1.5 years prior to an alternative disposal area being developed.

Nominal tonnages at start up have been advised at 300t/day (100,000 tpa) of the coarser gravity fraction at 22% w/w slurry density, while the leach circuit will contribute 30 t/day (10,000 tpa) at 85% w/w slurry density. The tailings dam has been sized to store 6 years gravity production or 600,000 tonnes or 460,000 m3 of tailings at an assumed average settled density of 1.3 t/m3.

The tailings dam (dam 1) will be formed by the construction of a zoned embankment comprising a clayey upstream zone and a downstream rock/clay zone with a downstream drainage layer, constructed across the valley. The design provides for:

•
Staged downstream embankment construction with two spillway excavations undertaken through the southern abutment, The stage 1 spillway would be backfilled when the embankment is raised during later staged construction.

The option of upstream construction has not been considered because this option provides greater risk on stability and operational controls compared to downstream construction. Construction of the tailings dam embankment will utilize clayey material sourced from within the valley area and from the spillway excavation. To provide the advised storage capacity of 600,000 tonnes, the embankment crest level has been determined at RL 424.0m with due allowance for beach slopes and a 1.5m embankment freeboard allowance. At this crest level the embankment height (dam 1) will have a maximum height of 43m in the valley section where the stream is currently located.

The advised mine life is 6 years, it is proposed to undertake staged construction with each stage providing approximately 3 years storage capacity. Thus to provide an initial 3.0 years storage capacity (Stage 1 construction) of 230,000m3, the embankment crest level has been determined at RL 414.0m with due allowance for beach slopes, a 1.5m embankment freeboard allowance and excavation of materials from the valley for construction purposes. At this crest level the embankment height will be up to 31m in height.

Stage 2 construction would entail embankment raising by the downstream construction method to provide an additional 3 years production or 230,000m3 of tailings. This raising would provide a total storage capacity of 460,000m3. To provide an additional 3.0 years storage capacity (Stage 2 construction) the embankment crest level has been determined at RL 424.0m with due allowance for beach slopes, a 1.5m embankment freeboard allowance and excavation of materials from the valley abutments for construction purposes. At this crest level the embankment height will be up to 43m in height.”

Tailings Dam Stage 2 Construction General Arrangement

18.5	ENVIRONMENTAL MANAGEMENT

In accordance with the Law on Environmental Protection and Decrees regarding environmental protection issued by the Vietnam Government, and on behalf of Phuoc Son Gold Company a environmental impact assessment (EIA) has been prepared on the basis of Regional Environmental Studies of the Bai Dat and Bai Go mining prospects (Dat Sa Mining Project) carried out by New Vietnam Mining Corporation (NVMC) and Knight Piesold (KPL) during the period of 2002-2003.  These studies were reviewed and a report written by Kingett Mitchell Limited (KML) of Auckland, New Zealand.

The EIA report aims to comply with the required legislation, presenting environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development as per the EIA template set out within the environmental protection law, decrees and circulars.

The EIA report entitled “Phuoc Son Project - Environmental Impact Assessment” was issued by KML in December 2003. The Phuoc Son EIA, which covers the Dak Sa project, was approved by the Vietnam Ministry of Resources and Environment on 29 November 2004.

Sections from this report have been summarized and inserted into this chapter of the pre-feasibility study.  The description of the project, physical location, geology, accessibility, climate, local resources, infrastructure and physiography is included in other sections of the pre-feasibility study and therefore will not be repeated here.

The overall objectives of the EIA report are to provide a basis on which the Vietnamese Environmental Protection Agencies can evaluate the project. In this regard, major components of this report consist of:

•	A description of the mine, mining methods, production technolo gy processes, usage of raw materials, fuels, processing chemicals, etc.

•	Evaluation of the existing environmental background and baseline data (natural and socio-economic environment) within the project area.

•	Evaluation of potential positive and negative effects caused by mining and processing operations on the natural environment and socio-economic development within the region.

•	Proposed mitigation options to overcome any potential negative environmental effects and an evaluation of alternative options.

•
Recommended environmental management plans, environmental protection options and proposed monitoring work during the project development process. Supervision, training and monitoring of the labour force and the use of equipment. Planning for the expense of monitoring activities, impact mitigation measures, and environmental rehabilitation deposit/bond.

18.5.1	Potential Environmental Impacts

The three principal operational stages are:

1.	Mine construction.
2.	Mine operation: Mining and Processing.
3.	Post-operation closure.

Each stage will have the potential to create environmental impacts and these may be different for each stage.  These potential environmental impacts may affect the physical resources, the ecological resources and have socio-economic impacts.

During mine development, the contaminants mainly consist of dust, toxic gas, solid waste, industrial discharge and domestic sewage.  Dust and toxic gas, where present, will come from mine infrastructure construction, drilling, blasting, surface levelling, transportation, loading and dumping waste rock.  Processing may create dust, suspended solids in water and noise.  Solid wastes, industrial discharges and domestic sewage are released to the environment due to waste rock dumping, dispersion during mine development stages, processing and grinding and sewage/waste output from the mine camp.

Factors that have the potential to generate environmental impacts during the life of the project are summarized below:

•	Dust and exhaust gases.
•	Noise.
•	Vibration from explosives.
•	Waste rock.
•	Vibrations from explosives.
•	Rock scattering
•	Wastewater containing oil and grease.
•	Transference of land use.
•	Wastewater containing suspended solids and dissolved contaminants.
•	Changes in land use.
•	Landscape modification.
•	Traffic.
•	Domestic discharge water and sewerage.

These potential sources of environmental impact will occur during construction and operational life-of- mine but will vary in intensity during various stages of the mine life.

Following closure, potential environmental impacts are likely to be restricted to:

•	Waste rock stockpiles.
•	Contaminated seepage from waste rock and tailings.
•	Domestic wastes.
•	Modified landscape including workings, plant site and TSF site.

The main potential sources of environmental impacts are related to the main activities carried out at the mine.  For the underground mining project, contaminant sources are mainly related to mining activities, operation of the plant, waste rock and tailings storage.

18.5.2	Unexpected Risks / Events

During project development some events may occur that pose a risk to mine workers.  These include seismic disturbance due to the use of explosives, electrical leakage, roof rock instability, etc.  These potential risks will mainly affect the project labour- force.  Further external risks include spillage and breach of the tailings storage dam due to abnormal weather phenomena (heavy rains, typhoon etc.).

18.5.3	Environmental Consequences of Not Developing the Project

If the project is not developed, the potential environmental impacts of the project will not occur. However, without the mining project, development in this area is likely to be slow or not occur at all. Illegal mining activity is likely to continue and, as a result, the local environment, which has been damaged by past illega l mining activities, will likely deteriorate further.

18.5.4	Prevention or Mitigation of Potential Negative Impacts on the Environment

During the project development and planning phase a number of options for mining, processing, plant location, cyanide destruction, TSF location and infrastructure location were considered. These project options have been finalized after due consideration of the nature of the ore body, potential environmental impacts arising during the development and operation of the mine and prevention or mitigation of those impacts.

Practical mitigation and control strategies have been incorporated into the design, construction, operation, and closure aspects of the project.  The ongoing effectiveness of the control and mitigation strategies will be monitored through a comprehensive environmental social management plan that will continue through all phases of the mine operation and into post-closure to ensure that environmental and social objectives have been met.

Practical mitigation and control strategies will be carried out for the most part by designing and operating the project following the best international management practices to control emissions and minimise the potential for accidental releases during operations. The application of proper pollution prevention and mitigation measures both during operations and after mine closure is of particular significance and conforms to international best practice mining methodology.  The applications of these measures are described in detail in the EIA.

Closure and reclamation planning has become a critical cost issue for mine development worldwide. The most effective economical closure planning should be married with the project development from the preparation to closure phase. The reclamation work envisaged for the Dak Sa project shall comply with following principal rules:

•	Respect to the particularity of cultural and social customs and traditions of the local residents.

•	Minimize impacts of the wastes produced from mining activities on na ture factors such as topography, geomorphology, ecology, landscape and aesthetic appearance.

•	Limit socio-economic disturbances in the region as much as possible.

Mitigation and remediation of mining impacts such as high metal and sediment loadings in surface waters will be an integral part of the Dak Sa project, and will incorporate remediation of existing degradation by illegal mining activities. For example, existing waste rock stacks will be covered with soil and revegetated, reducing runoff and ultimately reducing turbidity, sedimentation and metal concentrations in receiving streams.

By controlling illegal mining operations, and mitigating environmental effects, the overall ecological effects will be a net gain in ecological values and habitat quality.

18.5.5	Environmental Management, Monitoring and Supervision Program

The primary method of determining the environmental impacts attributable to mine development is through an environmental monitoring program.  Developing good baseline data showing the environmental and socio-economic conditions of the pre-development site is a prerequisite for any international mining development.  This is particularly important for the Dak Sa project in light of the pre-existing impacts from previous illegal mining within the Investment License area.

A program for environmental quality monitoring will be applied during mine operation and post-closure. This program will be used to monitor the environmental impact of mine development and evaluate the effectiveness of mitigation actions, and to separate natural or pre-existing impacts from mine development impacts.  The EIA describes in detail the proposed environmental management and monitoring program.

18.6	PROJECT IMPLEMENTATION

The overall duration of the implementation of the Dak Sa project is estimated to be approximately 12 months from the completion of the feasibility study to the commissioning of the facilities.  The project completion date is contingent on receipt of the permits and having project financing in place, as well as punctual delivery of major equipment. The schedule may be revised slightly pending final commitments from suppliers and contractors. The following project milestones are suggested without definite dates, since completion of the exploration drilling and the subsequent feasibility study, possibly 4 months after the date of this report, will influence the dates for the remaining tasks.

18.6.1	Project Milestones

The project schedule milestones include the following:

•	Complete in- fill exploration drilling in order to upgrade, assuming success, and the inferred portion of the resource lying beneath the previously defined mineable areas.

•	Complete the feasibility study for the project, using the results of this latest drilling, in order to define ore reserves and secure project financing

•	Begin the detailed engineering, procurement and contracts administration, following the completion of the feasibility study.

•	Receive all relative permits and mobilize for construction.

•	Start tailings dam area clearing.

•	Complete necessary infrastructure upgrades, such as roads, water supply and power supply.

•	Commence mine development.

•	Commence plant site preparation.

•	Complete detailed design and engineering of Gekko process modules, manufacture and deliver to site, and install and commission.

•	Order ball mill, ship to site, install and commission.

•	Complete the construction of all site buildings.

•	Complete commissioning of the crusher and plant modules.

•	Commence gold production.

18.6.2	Basis of Project Schedule

The schedule reflects a ‘fast track’ approach with the project administration being conducted by the technical staff of Olympus. The schedule assumes that all site contracts will be local and that the processing facilities will be built offshore by Gekko and transported to site as modules. The development of the project assumes a seamless transition between the feasibility study and detailed engineering, contracts administration and construction.

18.7	CAPITAL COST ESTIMATE

The total estimated life of mine capital for the project is $10.3 million dollars.  Excluding working capital, this can be allocated between $7.2 million for pre-production and $3.1 million for ongoing project capital expenditures.

18.7.1	Pre-Production Capital

A summary of the estimated pre-production capital cost is presented in Table 18.3.

Table 18.3
Summary of the Pre-Production Capital Cost Estimate

US$
Area	(Thousands)
Mining equipment	0.0
Mine service equipment	704.9
Mine auxiliary equipment	478.3
Capitalized pre -production	664.4
Back-fill plant	90.5
Crushing plant	177.0
Process plant	2,576.0
Tailings dam	217.5
Infrastructure	562.3
EPCM	313.0
Owners cost – admin and vehicles	255.0
Owners cost – in-fill drilling	220.0
First-fill consumables	20.0
Working capital	249.2
Contingency	979.3
Total	7,507.4

This estimate includes a 15% contingency. Estimating precision is considered to be +/- 25%. The purchase of mining equipment is negated by the proposed mining by a contractor who is assumed to provide necessary production units.

18.7.2	Sustaining Capital

The total life-of- mine sustaining capital cost is estimated at $ 2.8 million.  These costs are summarized in Table 18.4.

Table 18.4
Summary of the Sustaining Capital Cost Estimate

US$
Area	(Thousands)
Mining equipment	0.0
Mine service equipment	753.7
Mine auxiliary equipment	201.3
Mine sustaining development	1,089.5
Tailings dam	100.0
Environmental closure	565.7
Working capital	-249.2
Contingency	369.1
Total	2,830.1

18.7.3	Mine Costs

It is envisaged that a local contractor will perform mining services and that the capital cost of mining equipment will be included in the contact mining rate, which is included in the operating cost section of this study.

The contractor will be responsible for the supply of all equipment required for the project. The owner will be required to pay the contractor for the capital development carried out to access the orebody and maintain production. The unit cost for the development of one metre of a 3.0m by 3.5m underground tunnel is $726.  This budget cost is based on prices received from the Vietnamese Song Da and Cavico Contracting Companies.

All the costs associated with pre-production development and mining, including contractor mobilization, are allocated to capitalized pre-production. This amount is estimated to be $664 thousand.

In addition to the development costs included in the operating costs, an allowance of $1.1 million has been allocated for ongoing capital development carried out at the mine, to access the orebody and maintain production during the mine life.

18.7.4	Plant Tailings and Infrastructure Costs

The cost of the supply and installation of the back-fill plant and a crusher with associated conveyors is based on local contractor quotes.

The plant supply capital cost, including the grinding mill unit operation to the gold refinery, has been estimated by Gekko.  It is envisaged that Gekko will supply the modular plant units and install them on-site. The cost for the supply and installation of the Gekko plant is $2.6 million.

The cost of the tailings dam was supplied by Olympus based on local contractor quotes.  The basis of the tailings costs is the design prepared by Coffey, which is outlined in Section 7.0 of the report.

The infrastructure capital cost estimate includes costs for the roads, power distribution, site buildings, site preparation and water supply. Details of the infrastructure costs are included in Table 18.5.

Table 18.5
Infrastructure Capital Cost Estimate

Cost
Item	($ Thousands)
Road and access	26.5
Bridge	49.0
Power distribution	70.0
Office/first aid	26.0
Warehouse	33.0
In plant security fence	13.0
Security	3.3
Housing	71.0
Water supply	15.1
Mine site preparation	57.0
Tools and equipment	15.0
Perimeter fences	13.0
Fuel and oil storage	8.0
Plant site preparation	162.4
Total	562.3

18.7.5	EPCM and Owners Costs

An allowance of $313,000 has been allocated to the EPCM contract. It is noted that much of the project management, procurement and construction management will be undertaken by the Owner and is covered under Owner’s costs.

The project administration includes the internal construction management costs projected to be incurred by Olympus.  These costs include the payment for three months of selected key operating personnel totaling $167,000.

An allowance of $88,000 for light vehicles has been included in the Owner’s administration costs.

A $220,000 in- fill drilling program, designed to upgrade the inferred resources to the indicated or measured category, has been included in the capital cost estimate.

18.7.6	Working Capital

Working capital equivalent to three months process operating costs has been included; in addition, an allowance of $20,000 for first- fill consumables is also incorporated into the estimate.

18.8	OPERATING COST ESTIMATE

A summary of the estimated average life-of- mine unit operating costs, per tonne of ore treated, is presented in Table 18.6.

Table 18.6
Summary of Life -of-Mine Unit Operating Costs

Unit Cost
Area	$/t Milled
Mining	24.92
Processing	9.97
General and Administration	6.11
Gold refining, insurance etc.	1.31
Cash operating cost	42.32

The average life-of mine unit operating cost, based on the production plan presented in the economic evaluation section of this study, is estimated at $42/ t milled.  The estimated life-of-mine cash operating costs equates to $133/ oz of gold produced.

During the site visit, Micon reviewed the local unit cost data to ensure that the operating cost estimates are reasonable.

The operating cost estimates use a Vietnamese Dong (VND) to United States dollar exchange rate of 15,750.

18.8.1	Mining Costs

The stoping cost calculations at Bai Dat and Bai Go have been developed from first principals. The estimated contractor cost of $16.84/t of material is based on the mining during phase 1 of production, which involves the stoping at the Bai Dat 490 level. The cost of mining at 445 and 395 levels at Bai Dat and at Bai Go is expected to be slightly higher due to additional trucking requirements. The estimated life-of- mine stoping cost during this period is $18.42/t mined.

In addition to the stoping costs, a stope pilot drift must be completed in each stope.  These development costs are included in the mining operating cost.  The estimated average cost for stope pilot drift is $279 per metre. A detailed breakdown of the costs for stope pilot drifting and stoping are provided in the Micon’s May 2005 Preliminary Assessment report.

In addition to the stoping and stope pilot drifting, the costs for developing the Bai Dat and Bai Go mines are also included in the contractor operating costs. This development includes access ramps and ventilation raises. The cost basis for the development of the ramp underground is presented in Table 10.4 in the capital cost section of this report. It is been determined that the cost of the pilot drift in the stope is a reasonable estimate of the cost of the similarly sized ventilation raises.

Backfill will be placed in all primary stopes to allow successive mining of the intervening pillars as secondary stopes.  The cost of providing materials and backfilling the primary stopes is estimated at $4.97 per tonne mined.

Only the primary stopes are filled.  The primary stopes represent approximately 50% of the reserve to be mined.  Therefore, an average cost per tonne mined is $4.97 X 50% = $2.49 per tonne mined.

The total mining cost is the sum of the stoping cost, development cost and the average backfill costs in the mine.  All pre-development costs are included with the capital cost summary. The combined average mining cost, including a 15% contingency is $24.05 per tonne mined, which equates to a life-of-mine unit cost of $24.92 per tonne of ore processed.

18.8.2	Processing Costs

The processing costs for 300 t/d operating plant have been estimated from first principals by Olympus and reviewed by Micon.  A summary of the estimated process unit costs for this production rate is presented in Table 18.6.

Table 18.7
Summary of Estimated Unit Processing Operating Costs

Description	Unit Cost ($/t)
Labour	1.70
Processing Supplies	4.06
Power	2.96
Assaying	1.13
Heavy Equipment	0.12
Total	9.97

The process operating labour cost is estimated from using local labour rates and assumes a labour complement of 24 employees.

Using a VND to $US exchange rate of 15,750 and a monthly production rate of 8,333 tonnes, the process labour cost equates to $1.70/t.

The estimated average unit cost of process consumables is $4.06/t. The major consumable cost items are sodium cyanide and steel balls.

Power will be delivered to site at an estimated average rate of $0.087/ kWh. The average power cost is based on an average usage of 34 kWh/t milled.

The estimated average monthly process assaying cost is $9,439.

An allowance of $1,000/ month, for heavy equipment fuel and repairs, has been included in the process operating cost estimate.

18.8.3	General & Administration Costs

The general and administration (G&A) cost, including labour and general expanses, has been estimated at $600,000 per year.

18.8.4	Offsite Costs

The cost of bullion transportation, insurance, refining and marketing is estimated to be $3.00 per ounce of gold plus silver produced.

18.9	ECONOMIC EVALUATION

Cautionary Statement: Micon notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Based on the estimated mineable portion of the mineral resources, Micon and Olympus have developed a mine plan and processing design to mine and treat 300t/d of ore. Based on the total of 623,000 tonnes contained in the mineable portion of the resources, a mine life of about 7.5 years is proposed, including 12 months of construction and pre-production followed by 6.5 years of production.

The estimates of gold production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100% equity financing, and the base case uses a gold price of US$400 per ounce.

The results of the cash flow evaluation using a variety of gold prices from $350 to $425 per ounce are summarized in the following table showing life-of- mine totals.

Table 18.8
Economic Evaluation Summary
Item	Unit	Gold Price (US$/oz)
		350	375	400	425
Pre-production capital cost	$000	7,508	7,508	7,508	7,508
Sustaining capital	$000	2,830	2,830	2,830	2,830
Operating cost, excl. royalties	$000	26,334	26,334	26,334	26,334
Cash operating cost	$/oz	133	133	133	133
Total royalties	$000	2,096	2,245	2,394	2,542
Total reclamation costs	$000	566	566	566	566
Total project unit cost	$/oz	143	144	145	146
Gold production	oz	198,000	198,000	198,000	198,000
Gold and silver sales	$000	69,864	74,825	79,786	84,747
Net revenue	$000	41,434	46,247	51,059	55,871
Project cash flow before tax	$000	31,097	35,909	40,721	45,533
Project payback	months	6	5	5	4
Pre-tax NPV@ 10 % discount rate	$000	21,337	24,704	28,071	31,438
Pre-tax NPV@ 5 % discount rate	$000	25,630	29,626	33,622	37,618
Pre-tax IRR	%	146	163	180	197

Factors assumed in the creation of the cash flow model include:

•	Sunk costs are not included.

•	Payment of applicable royalties.

•	Working capital is provided of $249,000 to cover the period of initial production before revenue from gold sales is received.

•	All operating and capital costs are based on second quarter 2004 US Dollars.

18.9.1	Basis of the economic Evaluation

The capital costs are derived from the order of magnitude capital cost estimate, which is included in Section 18.7. The total capital cost excludes project sunk costs but includes the estimated cost of detailed engineering, commissioning costs and a contingency allowance.

The operating costs are derived from the detailed build up of personnel, supplies and services required to maintain continuous operation of the facility. Local personnel salary and overhead rates applied are considered to be current for Vietnam and compare reasonably to those rates in effect at other mining operations in the country. All unit rates for significant operating supplies are based on those used for recent global projects.

The production rates and gold content are based upon the conceptual mine plan, and recovery rates for gold, which are supported by recent testing.

The estimated off-site costs include an allowance of US$3.00/oz of combined gold and silver produced to cover transportation, security, insurance and refining of the gold doré produced.

18.9.2	Royalties and Taxation

Taxes have not been considered in the economic evaluation.

A 3% royalty, based on the value of recovered gold and silver, has been included.

18.9.3	Discounted Cash Flow Analyses

The detailed discounted cash flow for the base case is presented at the end of this section.

Cash Flow $400/oz

NEED CASH FLOW

19.0 CONCLUSIONS

The preliminary assessment study demonstrates that the Dak Sa is a viable project.

The Dak Sa Mineral Resource estimates reported by WGM in January 2004, using a cut-off grade of 4.5 g/t Au, are 84,000, 234,000 and 188,000 tonnes of measured, indicated and inferred; grading 15.4, 13.9 and 12.1 g/t of gold, respectively

For the purpose of estimating the potent ial of the project, Micon has used the mineable portion of the resources, which includes inferred resources.  The total diluted mineable portion of the measured and indicated resources is estimated to be 397,910 tonnes of ore with an average grade of 11.98 g/t Au. The total diluted mineable portion of the inferred resources is estimated to be 225,191 tonnes of ore with an average grade of 9.67 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 36% and 31%, based on tonnes and contained gold respectively.

:  Micon notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The projected life-of- mine average gold recovery into dorè is 91% for Bai Dat and 87% for Bai Go feed.

Using a preliminary operating schedule, based on an ore production rate of 300 t/d, the first two years of full production will each produce about 50,000 ounces of gold in dorè. The life-of mine production is about 7 years and the total gold production during this period is estimated to be approximately 200,000 ounces.

The total estimated life-of mine capital cost estimate is $10.3 million, this includes $7.5 of preproduction capital.

The life-of- mine average cash unit operating costs are estimated to be $42.3/t ore or $133/oz of gold produced.

Using a life-of- mine gold price of $400 per ounce of gold, the project realizes a pre-tax payback period of 5 months, a pre-tax NPV using a 10% discount rate of $28 million and an IRR of 180%.

20.0 RECOMMENDATIONS

The preliminary assessment study demonstrates that the Dak Sa is a viable project and Micon recommends that the project development and detailed engineering continue.  Micon suggests that the following items of work be addressed to ensure orderly development of the project:

•
Additional in- fill and delineation drilling should commence as early as possible for an estimated total expenditure of $220,000. (Funds for this drilling are in the existing cash flow model). Successful infill drilling will potentially convert the presently categorized inferred resources to indicated or measured.

•
Finalize existing metallurgical test program presently ongoing at SGS Lakefield in Canada and update the project process design criteria accordingly. The results from this program of work should provide more accurate design parameters and reduce any contingency built into the current process model.

•	Complete a project feasibility study.

Micon would like to add the following supplemental conclusions and recommend ations to those up forward in the January 2004, 43-101 Technical Report compiled by Watts, Griffis and McOuat Limited:

•
Olympus Pacific should consider treating all of its core preparation in a standard manner. The core preparation practice stated in the WGM report relates that: “All core is separated into probable high- grade and low- grade sections on the basis of a visual assessment of the sulphide content. Samples designated as likely high- grade are bagged and dispatched directly (as intact half or quarter core) to the laboratory for preparation and analysis without further on-site preparation. Low-grade core samples are prepared at the Kham Duc sample facility and then air freighted to Australia for analysis. ” Micon believes that a degree of bias could be introduced into the assaying if a standard preparation method is not followed throughout the sample preparation process.

Therefore, Micon recommends that a standard preparation method should be followed for all the core samples.

•
Further to WGM recommendation regarding borehole surveys Micon believes that all holes should have a directional borehole survey carried out on them. Holes less than 100 metres in length should at least have a survey conducted at the toe of the hole in addition to the collar surveys. This measure will add a further degree of certainty to drill hole location for use in the resource estimations.

•
Micon agrees with the WGM suggestion on page 50 of their report that “Olympus should consider carrying out the full geotechnical logging procedure and photography at the drill site in order to avoid potential confusion caused should core be mechanically fractured during transport”.  This recommendation did not show up among the final recommendations in the WGM report.

21.0 REFERENCES

Micon International Limited: “A Preliminary Assessment Study on the Phuoc Son Gold Project, Vietnam”, May, 2005.

Watts, Griffis and McOuat: “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olymp us Pacific Minerals Inc.”, 30 January, 2004.

22.0 SIGNATURES

Signed - Date: 17 June 2005

Kirk Rodgers, P. Eng.
Senior Mining Consultant, Golder Associates Limited

Signed - Date: 17 June 2005
William Lewis, P. Geo.
Senior Geologist, Micon International Limited

Signed - Date: 17 June 2005

Richard Gowans , P.Eng.
Senior Metallurgist, Micon International Limited

23.0 CERTIFICATES

CERTIFICATE OF KIRK H. RODGERS, P. Eng.

As a co-author of this report entitled “Technical Report, The Dak Sa Project, Phuoc Son Gold Property, Vietnam”, dated June 17, 2005, I hereby make the following statements:

1.	My name is Kirk Rodgers and I hold the position of Senior Mining Consultant with Golder Associates Ltd. My office address is 20 York St. 4th Floor, Toronto, Ontario.

2.	(a) I hold the following registrations and memberships:

Registered Professional Engineer in Ontario

Member of the Canadian Institute of Mining and Metallurgy

Member of the Society for Mining, Metallurgy and Petroleum Engineers, of the AIME

(b) I have been practicing as a registered professional engineer for 19 years.

3.
By reason of experience and education, I fulfill the requirements of a Qualified Person as set out in National Instrument 43 -101, as regards the mining cost aspects contained in sections 18 of the Technical Report, and review of local unit costs and available infrastructure

4.	I visited the Phuoc Son property and the Dak Sa project site in Vietnam in the period July 16-20, 2004, in order to inspect the deposits, the infrastructure and to review local cost structures.

5.
I have read National Instrument 43-101 and Form 43-101F1. The relevant sections of the Technical Report for which I was responsible have been prepared in accordance with generally accepted Canadian mining industry practice and are in compliance with National Instrument 43-101. It is based on my inspection, and examination and analysis of data and records provided by Olympus Pacific Minerals Inc.

6.
As of the date of this Certificate, I am not aware of any material change or material fact in regard to the subject matter of this report, which is not reflected in this report, the omission to disclose which makes the report misleading.

7.	I am independent of Olympic Pacific Minerals Inc. in applying all the tests in Section 1.5 of National instrument 43-101.

8.	I have not had prior involvement with the property that is the subject of this report.

9.	I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of this report.

Dated this 17 June 2005

“Kirk H. Rodgers”

Kirk H. Rodgers, P. Eng.

CERTIFICATE OF RICHARD M. GOWANS, P. Eng.

As a co-author of this report entitled “Technical Report, The Dak Sa Project, Phuoc Son Gold Property, Vietnam”, dated June 17, 2005, I hereby make the following statements:

1.
My name is Richard Gowans and I hold the position of Vice President and Senior Metallurgist with Micon International Limited. My office address is Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362 -5135, fax (416) 362-5763, e -mail rgowans@micon-international.com;

2.	(a)	I hold the following registrations and memberships:
Registered Professional Engineer in Ontario
Memb er of the Canadian Institute of Mining and Metallurgy
Member of the Society for Mining, Metallurgy and Petroleum Engineers, of the AIME

	(b)	I have work in the minerals industry for over 24 years and been practicing as a registered professional engineer in Ontario for 6 years.

3.
I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101, as regards to section 16, the metallurgical aspects of section 18 and the overall compilation of the Technical Report.

4.
The relevant sections of the Technical Report for which I was responsible have been prepared in accordance with generally accepted Canadian mining industry practice and are in compliance with National Instrument 43 -101

5.	I did not visit the property during the review of the mineral resources

6.	I have had no prior involvement with the mineral properties in question;

7.	I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

8.	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

9.	I am independent of Olympic Pacific Minerals Inc. in applying all the tests in Section 1.5 of National instrument 43-101.

10.	I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of this report.

Dated this 17 June 2005

“Richard M. Gowans”

Richard M. Gowans, P. Eng.

CERTIFICATE OF WILLIAM J. LEWIS, P.Geo.

As a co-author of this report on the Dak Sa Project, Phuoc Son Gold Property of Olympus Pacific Minerals Inc., in Quang Nam Province, Vietnam, dated June 17, 2005, I, do hereby certify that:

1.
I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis @micon- international.com;

2.	I hold the following academic qualifications:

a. B.Sc. (Geology)	University of British Columbia	1985

3.
I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

a.	Association of Professional Geoscientists of British Columbia (Membership # 20333)
b.	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
c.	The Geological Association of Canada (Associate Member)
d.	The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4.	I have worked as a geologist in the minerals industry for 20 years;

5.
I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 3 years as a surficial and consulting geologist on precious and base metals and industrial minerals;

6.
I reviewed the January 30, 2004, NI 43 -101 Technical Report on the Phuoc Son Gold Project Mineral Resources complied by Watts, Griffis and McOuat Ltd. and I am responsible for Section 17.1 “Estimate of the Mineral Resources” of this technical report dated July 16, 2007 and entitled “Preliminary Assessment of the Dak Sa Project, Phouc Son Gold Property, Vietnam.”

7.	I did not visit the property during the review of the mineral resources;

8.	I have had no prior involvement with the mineral properties in question;

9.
As of June 17, 2005, to the best of my knowledge, information and Belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading

10.	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11.	I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 17 June 2005

“William J. Lewis”

William J. Lewis, P.Geo.

CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Commission des Valuers Mobilières du Quebec
TSX Exchange

I, Kirk H. Rodgers, do hereby consent to the filing, with the regulatory authorities referred to above, of the two technical reports entitled: 1) "Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam" for Olympus Pacific Minerals Inc. dated June 17, 2005 and revised on July 18, 2007; and 2) "Technical Report – The Bong Mieu Gold Project, Vietnam" for Olympus Pacific Minerals Inc. dated November 30, 2004 and revised on July 23, 2007.

Dated this 23th day of July, 2007.

Signature of Qualified Person
Kirk H. Rodgers P.Eng

MICON INTERNATIONAL LIMITED
390 Bay St Suite 900, Toronto, Ontario, Canada M5H 2Y2
Phone: 1-416-362-5135 Fax: 1-416-362-5763

micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Commission des valuers mobilières du Quebec
TSX Venture Exchange

I, Richard M. Gowans, do hereby consent to the filing with the regulatory authorities referred to above, of the technical report titled "Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam" for Olympus Pacific Minerals Inc. dated 17 June 2005 and revised on July 18, 2007 (the "Technical Report").

Dated this 18th day of July, 2007.

Richard M. Gowans, P.Eng.

LICENSED PROFESSIONAL ENGINEER
R. M. GOWANS
PROVINCE OF ONTARIO

MICON INTERNATIONAL LIMITED
390 Bay St. Suite 900, Toronto, Ontario, Canada M5H 2Y2
Phone: 1-416-362-5135 Fax: 1-416-362-5763

micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Commission des valuers mobilières du Quebec
TSX Venture Exchange

I, William J. Lewis, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam" for Olympus Pacific Minerals Inc. dated 17 June 2005 and revised on July 18, 2007 (the "Technical Report").

Dated this 18th day of July, 2007.

Signature of Qualified Person

William J. Lewis, B.Sc., P.Geo.

MICON INTERNATIONAL LIMITED
390 Bay St. Suite 900, Toronto, Ontario, Canada M5H 2Y2
Phone: 1-416-362-5135 Fax: 1-416-362-5763